SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) 01.545.826/0001-07
Corporate Registry (NIRE) 35.300.147.952

Publicly-held Company

MANAGEMENT PROPOSAL

ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS

APRIL 30, 2019

TABLE OF CONTENTS

(i) Analysis of Management’s accounts, review, discussion and voting on the financial statements for the fiscal year ended December 31, 2018	3
(ii) Definition of Management overall compensation for 2019	3
Additional Information and Where to Find it	4
APPENDIX I – MANAGEMENT COMMENTS	5
APPENDIX II – MANAGEMENT COMPENSATION INFORMATION	22
APPENDIX III – REMOTE VOTING FORMS	61

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) 01.545.826/0001-07

Corporate Registry (NIRE) 35.300.147.952

Publicly-held Company

Dear Shareholders,

Below, we present for your analysis, the Management proposal for the matters of the agenda of the Company’s Annual and Extraordinary Shareholders’ Meeting to be held, if on first call, on April 30, 2019 (“Meetings”):

(i) Analysis of the Management accounts, review, discussion, and voting on the financial statements for the fiscal year ended December 31, 2017

We propose the approval, without reservations, of the Management accounts and the financial statements for the 2018 fiscal year, as disclosed on March 28, 2019 on the websites of the Brazilian Securities and Exchange Commission (“CVM”) and the B3 S.A. – Brazil, Stock Exchange, OTC (“B3”), via the Periodic Information System (IPE), and published on March 29, 2019 in the newspapers “O Estado de São Paulo” and “Official Gazette of the State of São Paulo” (“Financial Statements”).

Since the Company recorded net loss in the fiscal year ended December 31, 2018, there is no proposal for allocation of net income, and the reporting required by Exhibit 9-1-II of CVM Instruction No. 481 of December 17, 2009 (“ICVM 481”) is harmed. For this same reason, this is not the case of mentioning distribution of dividends.

As per Article 9, paragraph III of ICVM 481, the Management comments on the Company’s financial condition are detailed in Appendix I hereto.

We inform that in compliance with provisions of Article 9, V and sole paragraph, III of ICVM 481, the reports issued by Fiscal Council and Audit Committee are available at the Company’s headquarters, on its Investor Relations website (www.gafisa.com.br/ri/) and on the websites of the B3 (www.b3.com.br) and the Brazilian Securities and Exchange Commission (www.cvm.gov.br).

(iii) Definition of Management overall compensation for the 2019  fiscal year.

We propose that Management overall compensation for 2019 fiscal year is defined within the limit of up to R$7,782,408.00, from January to December 2019.

We clarify that, pursuant to Article 152 of Law No. 6404/76, included in this amount are the fixed compensation, short-term variable compensation of Management, any benefits incurred or supported by the Company, payroll charges and expenses associated with the recognition of the fair value of stock options subject to eventual grant by the Company in this fiscal year to be gradually recognized during the vesting period with accounting and non-financial effects provided for in CPC 10 and stemming from a Stock Option Plan previously approved at the Company's General Shareholders’ Meeting.

For 2019, we do not estimate Stock Option Program.

Management overall compensation limit approved at the Annual Shareholders’ Meeting held on April 27, 2018 was up to R$23,598,871.46 and the amount effectively paid was R$6,519,843.58. The main reason for this difference was the restructuring implemented from September 28, 2018.

Pursuant to Article 12 of ICVM 481, the information necessary to analyze the Management compensation proposal is detailed in Appendix III hereto.

Additional Information and Where to Find It.

The documents provided for by ICVM 481 were submitted to CVM on this date, via the Periodic Information System (IPE), and are available to shareholders, at the Company’s headquarters, on its Investor Relations website (www.gafisa.com.br/ri/) and on the websites of B3 (www.b3.com.br) and CVM (www.cvm.gov.br). The documents may be consulted and analyzed at the Company’s headquarters, and if shareholders are interested, they shall schedule date and time with the Investor Relations Department.

Shareholders may exercise their remote voting right, by completing the remote voting forms for the Meetings made available by the Company, as Appendix V hereto. Shareholders opting for exercising their voting right via the Remote Voting Form shall comply with the rules and formalities described in the Remote Voting Form and item 12.2 of the Company’s Reference Form (Rules, policies, and practices referring to general shareholders’ meetings), available on the websites mentioned above.

São Paulo, March 28, 2019.

The Management

Gafisa S.A.

APPENDIX I – MANAGEMENT COMMENTS

(As per Appendix 24, item 10 of CVM Instruction No. 480)

10.1. general financial and equity conditions

a) general financial and equity conditions

The Company’s revenue largely derives from the development and sale of real estate projects. The Company recognizes the revenue from these real estate projects during the construction period, based on a financial calculation related to the value of the project on completion, and not when the sales contracts are signed. On a smaller scale, the Company also generates revenue from the provision of real estate services, such as construction, technical and real estate management, to third parties. The Company structures few of its projects through its subsidiaries or jointly-owned subsidiaries, set up as specific purpose enterprises (SPE).

Management believes that the Company is one of the leading players in the real estate development market, operating nationwide with a focus on high-quality residential projects targeting the medium-high and high-income brackets.

The Company has an assets base of R$2,880 million (Cash:R$137 million + receivables on and off balance: R$1,214 million + inventory at market value: R$1,225 million + landbank: R$304 million) versus a gross debt of R$889 million.

The Management understands that the Company has sufficient financial and equity conditions to implement its business plan and comply with its short-to-medium-term obligations.

The Company during 2018 underwent a restructuring process. In February, a capital increase of R$250.8 million was concluded, which lessened cash pressure at that moment. In September, Gafisa’s Management has been changed, followed by a turnaround strategy executed in the last quarter of 2018, focused on structure and expenses adjustment, including the shutdown of Rio de Janeiro branch, the headquarters relocation and review of processes.

The actions already implemented and those to be executed, in line with strategy mentioned above, should generate total savings of approximately R$110 million p.a.. Main reductions identified were: (i) headcount by 50%, representing savings of R$45 million/year; (ii) marketing – R$40 million/year (iii) IT – R$18 million/year; (iv) headquarters relocation– R$4 million/year; and (v) sales stand expenses – R$4 million, amongst others. Part of these gains already materialized in November/18 and December/18, but will become more evident from next quarters.

Leverage, measured by net debt/shareholders’ equity ratio jumped to 152.5% at the end of 2018, mainly impacted by impairments, contingencies and investment loss in Alphaville. Excluding project financing, the net debt/shareholders’ equity ratio stood at 45.4%.

On December 31, 2018, Gafisa recorded a cash position of R$137,160 thousand. On the same date, net debt totaled R$752,252 thousand and net debt/shareholders’ equity ratio stood at 152.5%.

On December 31, 2017, Gafisa recorded a cash position of R$147,462 thousand. On the same date, net debt totaled R$957,436 thousand and net debt/shareholders’ equity ratio stood at 126.1%.

On December 31, 2016, the Company recorded a cash position of R$253,180 thousand. On the same date, net debt totaled R$1,385,624 thousand and net debt/shareholders’ equity ratio stood at 71.8%.

In 2018, Gafisa’s recurring adjusted EBITDA margin (ex-capitalized interest, contingencies, impairment of land, inventory and software) was 13.2% versus -23.1% in 2017, and -1.4% in  2016.

Net revenue in 2018, recognized by “PoC” method totaled R$960.9 million, 58% higher than in 2017, due to higher sales volume and work evolution in the period.

Current liquidity ratio in 2018 was 1.64 versus 1.43 in 2017 and 1.49 in 2016.

As per Material Fact released on December 14, 2016, the Company entered into a stock purchase agreement with Jaguar Growth Asset Management, LLC, to acquire up to 30% of shares issued by Tenda, at the price of R$8.13 per share, representing within the context of operation, cash receivable for Gafisa of R$231.7 million, with total valuation of R$539.0 million for full payment of Tenda’s capital stock. The materialization of referred transaction was subject to the verification of certain conditions precedents, such as, for instance, Construtora Tenda S.A.’s capital reduction, without share cancellation, with refund to the Company, its sole shareholder, of R$100,000,000.00.

On February 20, 2017 the Company held two Extraordinary Shareholders’ Meeting, with the following resolutions: (a) reverse split of all common shares issued by the Company at the ratio of 13.483023074 to 1, now the 378,066,162 common shares issued by the Company represent 28,040,162 non-par registered common shares and proportional adjustment to the limit of authorized capital, from 600,000,000 to 44,500,405 common shares; (b) preemptive right was offered to the Company’s shareholders for acquisition at the percentage of their respective interest in the Company’s capital stock, of up to 50% of Tenda’s capital stock for R$8.13 per share, for cash payment, upon the exercise of the Preemptive Right, subject to the conclusion of the Company’s capital reduction; (c) Approval of the Company’s capital reduction in the total amount of R$219,510,000, from R$2,740,661,187.74 to R$2,521,151,187.74, without share cancellation, delivering to the Company’s shareholders, one common share of Tenda for each one common share of Gafisa held thereby after reverse split, excluding treasury shares, totaling 27,000,000 of Tenda’s common shares, accounting for remaining 50% of its total capital stock.

On April 22, 2017, the 60-day term provided for in Article 174 of Law No. 6.404/76 expired for creditors opposing to the Company’s capital reduction, without any creditor’s opposition. As a result, the Company capital stock now totals R$2,521,151,187.74 divided into 28,040,162 non-par, book-entry, registered, common shares.

Referring to the Preemptive Right, shareholders acquired 100% of the shares destined to Preemptive Right, not remaining any shares available for Jaguar acquisition. Thus, shares representing 50% of Tenda’s capital stock were delivered to shareholders who exercised the Preemptive Right and the agreement executed with Jaguar was terminated.

Tenda’s shares within the scope of the Preemptive Right were delivered to acquirers, together with shares of the Capital Reduction on May 4, 2017, date when Tenda started to be listed and trades initiated at the traditional segment of B3 S.A. From such date, the Company no longer holds any equity interest in Construtora Tenda S.A.’s capital.

On December 20, 2017, the Extraordinary Shareholders’ Meeting approved the Company’s capital stock increase by means of the issue for private subscription of, at least, 13,333,334 shares (R$ 200,000,010.00) and, at most, twenty million (20,000,000) new non-par, book-entry, registered, common shares. Out of these, considering (i) the term to exercise the preemptive right, (ii) two periods to subscribe to unsubscribed shares and (iii) the cancellations of preemptive rights; the Board of Directors, in a meeting held on February 28, 2018, ratified the partial capital increase, so that the Company’s capital stock now totals R$2,521,318,365.26, divided into 44,757,914 non-par, book-entry, registered, common shares and total subscription, including the amount allocated to the capital reserve, reaching the amount of R$ 250,766,280.00.

On September 25, 2018, an Extraordinary Shareholders’ Meeting was called as requested by its shareholder GWI Asset Management S.A., with main deliberations: (i) the removal by majority vote of all members of the Board of Directors and (ii) the election of new members by multiple vote process. Thereafter, in the Board of Directors’ meeting held on September 28, 2018, the following items were deliberated as part of the turnaround process and optimization of the Company’s structure: (i) the withdrawals of Chief Executive Officer, Chief Financial Officer and Investor Relations Officer and Chief Operating Officer and the election of new statutory officers;

(ii) adoption of measures to approve the Company’s headquarters relocation; iii) shutdown of Rio de Janeiro branch and (iv) approval of the Company’s stock buyback program.

A meeting was held by the Company’s Board of Directors on December 19,2018, which approved the cancelation of one million, thirty thousand, three hundred and twenty-five(1,030,325) shares of the Company, acquired within the scope of the Buyback Program approved in September 2018 (“Buyback Program”), without decreasing its capital stock, which was divided into forty-three million, seven hundred, twenty-seven thousand, five hundred, and eighty-nine (43,727,589) non-par, book-entry, registered common shares.

The Company measured the recovery of the goodwill carrying amount using the concept of “value in use”, by means of discounted cash flows models of cash generating units. The process to determine the value in use involves the use of cash flows assumptions, judgments and estimates, such as growth rate of revenues, costs and expenses, estimates of investment, future working capital and discount rate. Assumptions on growth, cash flows and future cash flows projections are based on the Company’s business plan, approved by Management and market comparable data and they represent Management’s best estimate, the economic conditions to prevail during economic life of different cash generating units, group of assets to enable cash flow generation. Future cash flows were discounted based on the cost of capital’s representative rate. Value in use is valuated for a 20-year period, compatible with economic valuation techniques and valuations made, and then, considering the perpetuity of assumptions in view of business continuity capacity. Main assumptions used to estimate value in use are the following: (a) revenues – revenues projected between 2019 and 2038, considering estimates of launches and sales growth, work progress and customer base of different cash generating units, including inflation adjustments on accounts receivable and services rendered; (b) operating  costs and expenses projected in line with historical performance and historical revenue growth; (c) discount rate of15.30% (nominal); (d) calculation of perpetuity considering an annual growth of 3.8% equivalent to estimate of long-term inflation projected by the Brazilian Central Bank and (e) continuity assumption, in line with the Company’s business plan. Key assumptions were based on the historical performance of business units and reasonable macroeconomic assumptions based on financial market projections.

In the fiscal year ended December 31, 2018, the goodwill impairment test of the Company resulted in the need of provision for impairment of R$112,800, referring to the goodwill on the remeasurement of investment in AUSA associated company (R$127,429 in 2017).

It is also worth mentioning that due to the negative shareholders’ equity of Alphaville at the end of 2017, the Company reduced to zero the book balance of its 30% stake in Alphaville, which accordingly, implied the end of future consolidation of losses into Gafisa due to Alphaville’s results by means of equity income. From now on, only Alphaville’s positive results in the future may favorably impact Gafisa’s results, except for any potential investment impairment.

b) capital structure

The table below shows total capitalization of the Company, and separation of this amount between debt capital and equity capital (both in real terms and as a percentage) for each fiscal year, as follows:

	Fiscal year ended December 31
	2018	2017	2016
	(in thousands of Reais)
Total debt capital	2,003,089	2,118,734	3,279,636
Total equity capital	493,191	759,404	1,930,453
Total capitalization	2,526,280	2,878,138	5,210,089

Debt capital/total capitalization ratio	80.48%	73.61	62.95%
Equity capital/total capitalization ratio	19.52%	26.39	37.05

On December 31, 2018, the Company recorded a cash position of R$137,160 thousand. On the same date, net debt totaled R$752,252 thousand and net debt/shareholders’ equity ratio was 152.5%.

On December 31, 2017, the Company recorded a cash position of R$147,462 thousand. On the same date, net debt totaled R$957,436 thousand and net debt/shareholders’ equity ratio stood at 126.1%.

On December 31, 2016, the Company recorded a cash position of R$253,180 thousand. On the same date, net debt totaled R$1,385,625 thousand and net debt/shareholders’ equity ratio stood at 71.8%.

c) capacity for payment in relation to the financial commitments assumed

On December 31, 2018, the Company’s net debt totaled R$752,252 thousand, and cash position, cash and cash equivalents corresponded to R$137,160 thousand versus a total debt of R$889,412 thousand, a net debt/shareholders’ equity ratio of 152.5%.

In addition, the Company had a total of R$1,214,163 thousand of real estate receivables and R$460,570 thousand, of unsold finished units, at market value, versus an amount of R$297,362 thousand of properties payable and R$354,458 thousand of costs to be incurred. When considering the sum of total receivables, unsold and finished inventories, this exceeds 1.19 times the sum of net debt, properties payable and costs to be incurred.

Furthermore, out of R$889,412 thousand of the Company’s total debt, R$528,140 thousand relates to Brazil’s Housing Finance System contracts, which use funds to finance the construction of real estate projects and rely on the fiduciary assignment or pledge of the real estate receivables of each project, which mostly mature upon the project’s delivery. Therefore, when finalizing the projects, the resources from the settlement of the outstanding balance by clients are obligatorily used to amortize the balance of the Company’s contracts. Out of total indebtedness of the Company, 59.4% refers to project-related debts.

On December 31, 2017, the Company’s net debt was R$957,436 thousand, and the cash position and cash equivalents amounted to R$147,462 thousand, compared to a total debt of R$1,104,898 thousand, a net debt/shareholders’ equity ratio of 126.1%.

Additionally, the Company had a total of R$1,328,417 thousand of real estate receivables and R$359,601 thousand gross amount considering impairment of unsold finished units, representing R$473,494 thousand in PSV (Potential Sales Value), compared to R$245,086 thousand of properties payable and R$405,064 thousand of costs to be incurred. When considering the sum of total receivables and inventory of unsold finished units, this exceeds 1.05 times the sum of net debt, properties payable and costs to be incurred.

Furthermore, of the Company’s R$1,104,898 thousand of total debt, R$733,103 thousand relates to Brazil’s Housing Finance System contracts, which use funds to finance the construction of real estate projects and rely on the fiduciary assignment or pledge of the real estate receivables of each project, which mostly mature upon the project’s delivery. Therefore, when finalizing the projects, the resources from the settlement of the outstanding balance by clients are obligatorily used to amortize the balance of the  Company’s contracts. Out of  total indebtedness of the Company, 66.4%  refers to project-related debts.

On December 31, 2016, the Company’s net debt was R$1,385,624 thousand, and the cash position and cash equivalents amounted to R$253,180 thousand, compared to a total debt of R$1,638,805 thousand, a net debt-to-shareholders’ equity ratio of 71.8%.

Additionally, the Company had a total amount of R$1,519,121 thousand of real estate receivables and R$557,426 thousand, gross amount considering impairment of unsold finished units, representing R$592,616 thousand in PSV, compared to R$260,673 thousand of properties payable and R$315,061 thousand of costs to be incurred. When considering the sum of the total receivables and inventory of unsold finished units, this exceeds 1.06 times the sum of the net debt, properties payable and costs to be incurred.

Furthermore, of the Company’s R$1,638,804 thousand total debt, R$1,022,038 thousand relates to Brazil’s Housing Finance System contracts, as explained above. Out of total Company’s indebtedness, 80.8% refers to the finance of construction of real estate projects.

Considering the Company's indebtedness profile, its most liquid assets against its obligations, reflected or not reflected in the Balance Sheet, the officers believe there is sufficient liquidity to meet the contractual obligations assumed on this date.

If necessary, the Company has capacity to take out additional loans to finance investments and operations.

d) sources of financing for working capital and investments in non-current assets used

Over the past three fiscal years, our working capital and investment needs have been financed through a combination of own and third-party resources. Thus, according to our needs, we raise funds in the local capital market and / or obtain loans and financing to meet our cash requirements.

Although not relevant, the need of investments in non-current assets, except for investments in projects, is financed by own cash generation or utilization of long-term sources of financing.

e) sources of financing for working capital needs and investments in non-current assets intended to be used to cover liquidity shortfalls

The Company currently has a liquidity level and cash generation prospects that allows for it manage its operations. But this does not eliminate the possibility to structure or take out new working capital facilities according to the instruments available and market conditions at the time of contracting, as indicated in items 10.1.c and 10.1. d.

f) levels of indebtedness and debt characteristics

i) significant loan and financing agreements

The Company's officers show in the table below the Company’s total debt amount of any consolidated nature, which corresponds to the sum of total current liabilities and total non-current liabilities as of December 31, 2018, 2017 and 2016:

	Fiscal year ended December 31
	2018	2017	2016
	(in thousands of Reais)
Total current liabilities	1,039,594	1,213,686	2,275,550
Total non-current liabilities	993,495	905,048	1,004,086
Total amount of debt of any nature	2,033,089	2,118,734	3,279,636

Below, the Company’s officers show some key features of consolidated financing and loans of the Company, grouped by type, on December 31, 2018, 2017 and 2016:

	Average cost	Maturities	2018	2017	2016

Project Financing (SFH/SFI)	TR + 8.30% to 14.19% / 12.87% and 143% CDI	Apr/2019 to Jul/2021	528,140	733,103	1,022,038

Debentures	CDI + 3.0% /X CDI + 3.75% / CDI + 5.25% / IPCA + 8.37%	Jan/2020 to Feb/2022	265,666	207,713	148,905
Working Capital	135% CDI / CDI + 2.5% / CDI + 3% / CDI + 4.25% / CDI + 3.70%	Dec/2018 to Jun/2021	95,607	164,082	164,262

Total debt			889,413	1,104,898	1,638,805

Project Financing (SFH and SFI)

Project financing is represented by loans from national commercial banks to raise the necessary funds to develop the real estate projects of the Company and its subsidiaries and affiliates. These contracts have security interest represented by the land’s mortgage and by the fiduciary assignment or pledge of receivables, and the funds are released upon proof of physical and financial development of the construction works; amortization begins after the construction works purpose of the contract are completed. During the amortization of the contract, the proceeds from the settlement of the outstanding balance by clients are used to amortize the debt.

Debentures

The balance as of December  31, 2018, refers to the 10th Issue, 11th Issue, 12th Issue and 13th Issue of the Company, and the use of proceeds of these issues is to reinforce the Company’s working capital and develop real estate projects.

On December 31, 2017, these refer to the 9th Issue, 10th Issue and 11th Issue of the Company, and the proceeds of these issues are allocated, respectively, to the Company’s working capital and to the development of selected real estate projects. In line with the Company’s risk strategy, the 9th issue of the Company was linked to the contract of hedge instruments to mitigate the risk of a CDI rate + to CDI percentage, aiming at leveling the debt remuneration against use of funds available by Treasury. For further information on these issues, please refer to item 18.5 of the Reference Form.

Working Capital

It consists of Bank Credit Notes (CCB) and other banking instruments that represent the Company’s debt, and the proceeds are allocated to the Company’s working capital. These instruments may have security interests or personal guarantees, and rely on covenants, the default of which may result in the early maturity of obligations.

ii) other long-term arrangements with financial institutions

There are no other long-term arrangements with financial institutions but those detailed in this item.

ii)	degree of Company debt subordination

In the fiscal years ended December 31, 2018, 2017 and 2016, the Company’s debts contracted as financing and loans with financial institutions, can be divided according to the nature of their guarantees, as follows:

	Fiscal year ended December 31
	2018	2017	2016
	(in thousands of Reais)
Total debt with security interest	689,461	1,033,887	1,267,229
Total debt with floating guarantee	49,299	71,011	371,575
Total unsecured debt	150,653
Total debt	889,413	1,104,898	2,155,688

The Company’s debts with security interest and floating guarantee have the preferences and prerogatives provided for by laws. Therefore, in the event of collective insolvency proceedings:

(i) the debts with security interest have payment priority over the Company's other debts, up to the value of encumbered asset and (ii) the debts with floating guarantee have priority over unsecured debts.

iv) restrictions imposed to the issuer, especially with regards to indebtedness limits, taking of new loans, distribution of dividends, disposal of assets, issuance of new securities, and sale of controlling interest as well as if issuer has been complying with these restrictions

The Company is party to agreements that set minimum and maximum limits on specific topics, in addition to restricting the Company regarding the taking of some actions. Noncompliance with the agreed ratios or restrictions may result in the early maturity of the agreements.

The financial instruments’ major restrictions in the fiscal years ended December 31, 2018, 2017 and 2016, are as follows:

  petition for any judicial or extrajudicial reorganization plan to any creditor or class of creditors, regardless of a judicial approval having been requested or obtained for said plan; or file at court a petition for judicial reorganization;
  change in the direct or indirect control of the Issuer, under article 116 of Law 6,404 of December 15, 1976, as amended (“Brazilian Corporation Law”), to imply a downgrade in the Company’s risk rating to a lower level than that at the time of the issue or risk rating equivalent in national scale by the leading rating agencies;
  payment by the Company of dividends, interest on equity, or any other profit sharing provided for in the Company’s Bylaws, whenever it is in arrears regarding the issues in effect at the time the event is declared, except for the payment of the minimum mandatory dividend provided for in Article 202 of the Brazilian Corporation Law;
  declaration of early maturity of any financial obligation and debts of the Company and/or its Relevant Subsidiaries, in the domestic or international market;
  amendment to or change in the Company’s business purpose so that the Company no longer operates as a real estate developer and builder company;
  Company’s transformation into a limited liability entity, under Articles 220 through 222 of the Brazilian Corporation Law;
  spin-off, or merger of the Company into another Company, unless such transaction is previously approved by the holders of debt securities or holders are granted the right to withdraw;
  reduction in the Company’s capital stock that results in a capital stock lower than ninety-five percent (95%) of the existing capital stock, except (i) in cases capital is reduced to absorb losses, under Article 173 of the Brazilian Corporation Law, or (ii) if previously approved by the holders of debt securities;
  disposal, expropriation, seizure, or any other form of disposal of fixed assets by the Company in equivalent amount, as determined in indentures or contracts, and that may affect the Company’s financial capacity.

The restrictions described above may not fully apply to all agreements in effect on this date, and different limits may be determined for each agreement.

The Company also committed to keeping the following financial indicators within the limits established. The formulas and maximum and minimum limits, as well as their indicators are presented below:

	December 31
	2018	2017	2016
9th issue
Total accounts receivable plus inventories must be less than zero or higher than 2.0 times net debt.		2.77 times	2.34 times
Net debt shall not exceed 100% of the shareholders’ equity plus non-controlling interest.		126.08%	71.71%

10th issue
Total accounts receivable plus inventories must be less than zero or higher than 2.0 times net debt, less project debt (3).	10.63 times	11.83 times	53.98 times
Total debt, minus project debt (3), minus cash and cash equivalents (1), should not exceed 75% of shareholders’ equity plus non-controlling interest.	45.44%	29.54%	3.11%

CCBs and Other Instruments
Total accounts receivable plus inventories must be less than zero or higher than 2.0 times project debt (3)	3.17 times	2.77 times	2.44 times
Net debt must not exceed 100% of shareholders’ equity plus non-controlling interest. (4)	152.53%	126.08%	71.71%
Total accounts receivable plus inventory of finished units must be less than zero or higher than 2.0 times net debt minus project debt.	7.09 times	7.51 times	33.62 times
Total debt, minus project debt, minus cash and cash equivalents (1), must not exceed 75% of shareholders’ equity plus non-controlling interest.	45.44%	29.54%	3.11%
Total receivables plus unearned revenue plus total finished inventories must be higher than 1.5 times net debt plus properties payable plus unexpired expenses	1.81 times	1.93 times	2.15 times
(1) Cash and cash equivalents correspond to cash and cash equivalents and marketable securities.
(2) Total receivables, whenever mentioned, refers to the amounts reflected in the Balance Sheet plus the amount not stated in the Balance Sheet.

(3) Project debt and debt with security interest refer to the Housing Finance System (SFH) debt, thus defined as the sum of all loan agreements disbursed whose funds derive from SFH, and the debt referring to the 7th issue.

(4) Limit of clause in 70% agreement. For the period ended September 30, 2017 and fiscal year ended December 31, 2017, the clause limit is 100%, according to waiver obtained with creditor.

In line with conditions of investors’ subscription commitment conditions (Note 1), Gafisa negotiated with creditors the rollout of debt maturity totaling R$456,316 from 2018 and 2019 to 2020 and 2021, under condition precedent until capital increase ratification. The Company and its subsidiaries have restrictive covenants in few loans and financing to restrict the ability of taking certain actions, such as, the issue of new debt and may require the early maturity or loan refinancing if the Company does not comply with these covenants. Due to the non-compliance with covenants of a CCB operation, non-current amounts of this operation were reclassified into short term in the amount of R$24,282. The Company analyzed other debt contracts and did not identify impacts on crossed covenants concerned with the default mentioned above. According to Note 32 (iv), this operation was settled on February 28, 2019.

g) limits of contracted financing and percentages already used

In the fiscal years ended December 31, 2016, 2017 and 2018, the proceeds of construction financing contracted from national institutions considered by the Company as prime institutions in the National Financial System are exclusively allocated to the construction works of the relative projects. The funds are released to the Company according to the physical/financial development of the construction works. Besides, the Company also used other sources of funding, such as Debentures, Housing Financing System and Bank Credit Notes and these funds are released to the Company upon execution.

On December 31, 2018, the Company’s total indebtedness corresponded to R$889,412 million, of which R$528,140 million referring to SFH contracts.

10.2. operational and financial results

a) The Company’s operational results

Description of any significant revenue items

The Company’s revenues come mainly from the development and sale of real estate properties. To a lesser extent, it also earns revenue from providing real estate services, such as construction, technical and real estate management to third parties.

	2018	2017	2016
Development, sale of property and construction services	1,006,317	671,357	990,613
(Recording) reversal of allowance for doubtful accounts and dissolutions	41,828	(13,644)	(6,950)
Taxes on sales of properties and services	(87,254)	(48,890)	(67,965)
Total net revenue	960,891	608,823	915,698

Factors adversely affecting the operational results

In the fiscal year ended December 31, 2018, net operating revenue came 57.8% higher than in 2017, due to higher sales volume and work evolution in the period.

In the fiscal year ended December 31, 2017, net operating revenue went down 33.5% year-over-year, chiefly due to the following items: (i) net pre-sales mix in the period, with sales focusing on more recent projects, with slower work evolution, and accordingly, lower revenues, (ii) high volume of dissolutions and (iii) pricing adjustments of units sold due to the market conditions.

b) changes in revenue attributable to variations in prices, exchange rates, inflation, changes in volumes or the introduction of new products and services

The Company recognizes revenue from real estate developments according to their construction, based on a financial calculation of project completion and not at the moment that the sale contract is signed. The main impacts on revenue variations between the 2018, 2017 and 2016 fiscal years are explained due to changes in sales volumes, introduction of new products and services of the Company, as well as a detailed review of the Company’s operations and its performance strategy.

The 57.8% increase in net revenues in 2018 versus 2017 is chiefly due to: (i) higher net pre-sales volume; (ii) lower suspensive clause; and (iii) evolution of works.

The 33.5% decrease in net revenues in 2017, compared to 2016, is chiefly due to: (i) net pre-sales mix in the period, with sales focusing on more recent projects, with slower work evolution, and accordingly, lower revenues, (ii) high volume of dissolutions and (iii) pricing adjustments of units sold due to the market conditions.

The 36.6% decrease in net revenues in 2016 compared to 2015, is chiefly due to: (i) lower operating volume; (ii) lower speed of inventory sales, which records the highest contribution to revenues, (iii) higher volume of dissolutions and (iv) result of assets pricing current market conditions.

R$’000	2018	2017	2016	2018 vs. 2017	2017 vs. 2016	2016 vs. 2015
Contracted Sales	813,172	720,164	810,464	12.9%	-11.1%	-11.4%
Launches	728,670	553,954	920,846	31.5%	-39.8%	-7.6%
Net revenue	960,891	608,823	915,698	57.8%	-33.5%	-36.6%

c) impact of inflation, variation in prices of main inputs and products, exchange rates and interest rates on the company’s operational and financial results, when relevant

As mentioned in item 5.1 of the Reference Form, the main indexes used in Company’s business plan are the INCC, IGP-M, CDI and TR:

INCC (National Building Cost Index): most of the Company’s costs and its entire revenue portfolio from unfinished projects are adjusted according to this index. Hypothetically, an increase of 1% in the INCC would represent an increase of R$9,818 thousand in the Company's operating income based on the current level of assets linked to this index.

IGP-M (General Market Price Index) and IPCA (Extended Consumer Price Index): the Company’s entire revenue portfolio from finished projects is adjusted according to these indexes. Hypothetically, an increase of 1% in the IGP-M or IPCA would not represent a significant variation in the Company's operating income based on the current level of assets linked to these indexes.

CDI: (Interbank Deposit Certificate): all of the Company’s financial investments and roughly 33.6% of total indebtedness are pegged to the CDI. Hypothetically, an increase of 1% in the CDI would represent a decrease of R$4,333 thousand in the Company's financial results based on the current level of indebtedness linked to this index.

TR (Benchmark Rate): Approximately 66.4% of the Company’s total debt is indexed to the TR. Hypothetically, an increase of 1% in the TR would represent a decrease of R$4,926 thousand in the Company's financial results based on the current level of indebtedness linked to this index.

Exchange rates: the Company does not have any debts or amounts receivable denominated in foreign currency, and none of the Company’s significant costs are denominated in foreign currency.

10.3. Events with relevant effects, occurred and expected on financial statements:

a) introduction or disposal of operating segment

The officers inform that in the fiscal years ended December 31, 2016, 2017 and 2018, there was no introduction or disposal of operating segment, so that to cause impacts on the Company’s financial statements and results.

b) establishment, acquisition or disposal of equity interest

Separation of Gafisa and Tenda into two publicly-held and independent companies

On February 7, 2014, the Company announced preliminary studies for a potential separation of the Gafisa and Tenda business units into two publicly-held and independent companies. The Company assessed that the separation would be the next step within a broad plan of Management aiming at improving and reinforcing the capacity of generating value of both business units.

As per Material Fact released on December 14, 2016, the Company entered into a stock purchase agreement with Jaguar Growth Asset Management, LLC (“Jaguar”), to acquire up to 30% of shares issued by Tenda, at the price of R$8.13 per share, representing, within the context of operation, cash receivable for Gafisa of R$231.7 million, with a total valuation of R$539.0 million for full payment of Tenda’s capital stock.

The completion of referred transaction is subject to certain conditions precedent, amongst them we point out:

(i) Tenda’s capital reduction, without cancelation of shares, with refund to Gafisa, its sole shareholder at that time, of R$100.0 million, adjusted by SELIC interest rate, of which (a) R$50.0 million with payment until December 31,2018; and (b) the balance payable until December 31, 2019, with possibility of anticipation in view of certain financial covenants;

(ii) Gafisa’s capital reduction, with distribution effects to its shareholders of shares corresponding to 50% of Tenda’s capital stock (“Gafisa’s Capital Reduction”); and

(iii) the conclusion of exercise by Gafisa’s shareholders of preemptive right to acquire shares for the price per share referred to in operation, noting that, within this context, Gafisa offered its shareholders, 50% of shares representing Tenda’s capital stock held thereby, and not only the 30% purpose of the offer received from Jaguar, considering its decision of selling these shares, even if in multiple operations (“Preemptive Right”).

The term for creditors opposing to Gafisa’s Capital Reduction ended on April 22, 2017 without any opposition and Gafisa’s Capital Reduction became effective by means of delivery to the Company’s shareholders, as reimbursement of reduced capital, of one common share of Tenda for each one common share of Gafisa held thereby, excluding the treasury shares.

Referring to the Preemptive Right, shareholders acquired 100% of shares destined to the Preemptive Right, not remaining any shares available for Jaguar acquisition. Thus, shares representing 50% of Tenda’s capital stock were delivered to shareholders who exercised the Preemptive Right and the agreement executed with Jaguar was terminated.

Thus, separation operation between Gafisa and Tenda was concluded on May 4, 2017 with the effective delivery of all shares representing Tenda’s capital in the respective processes of Gafisa’s Capital Reduction and the Preemptive Right. On the same date, listing initiated, and Tenda’s shares were accepted for trading at the traditional segment of B3 S.A. – Brazil, Stock Exchange, OTC (current name of BM&FBovespa).

c) exceptional events or operations

There were no exceptional events or operations.

10.4. SIGNIFICANT CHANGES IN THE ACCOUNTING PRACTICES – RESERVATIONS AND EMPHASIS IN THE AUDITOR’S REPORT

a) Significant changes in the accounting practices
There were no significant changes in the accounting practices.
b) Material effects of changes in accounting practices
There was no impact on the Company’s individual and consolidated financial statements.
c) Reservations and emphasis in the auditor’s report

The independent auditors’ report on the financial statements for the fiscal years ended December 31, 2018, 2017 and 2016 contains emphasis related to the fact that the individual and consolidated financial statements were prepared according to the accounting practices adopted in Brazil. The consolidated financial statements prepared according to the IFRS applicable to real estate development entities also consider the Guidance OCPC04 issued by the Brazilian Accounting Standards Committee. This guidance addresses the recognition of revenue from this sector and covers issues related to the meaning and application of the concept of continuous transfer of risks, benefits and sale control of real estate units. The independent auditor’s opinion is not modified due to this matter.

The Company's Management believes that this emphasis paragraph is standardized between audit firms and is aligned with the entities of the real estate industry and regulatory bodies due to the application of the OCPC04 Guidance, in addition to International Financial Reporting Standards (IFRS) and with no additional comments to the emphases in question. The auditors reinforced that their opinion is not modified due to this matter.

The Company's Management does not have any comments on the auditors’ reservations, given there was no reservations in the independent auditors’ report on the preparation of the financial statements for the fiscal years ended on December 31, 2018, 2017 and 2016.

10.5. CRITICAL ACCOUNTING POLICIES OF THE COMPANY

The consolidated financial statements are prepared and presented in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Accounting Standards Committee (CPC), endorsed by the Brazilian Securities Commission (CVM) and according to the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

Specifically, the consolidated financial statements are in compliance with the International Financial Reporting Standards (IFRS) applicable to real estate entities in Brazil, registered at CVM. The aspects relating to the transfer of control in the sale of real estate unit observe the Company’s Management’s understanding, in line with CVM’s opinion expressed in the Official Circular Letter/CVM/SNC/SEP 02/2018 on the application of the Brazilian Technical Pronouncement CPC 47 – Revenue from contracts with clients (IFRS 15).

The officers understand that the preparation of the Company’s individual and consolidated financial statements requires that the Management makes certain judgments and estimates, as well as adopts assumptions that affect the reported values for revenue, expenses, assets and liabilities, and the amount of contingent liabilities, on the base date of the financial statements.

In this regard, the Company’s officers understand that critical accounting policies, those if altered, would cause a relevant accounting change, as described below:

a)                                            Impairment of assets

Management yearly reviews the assets’ net carrying amount and/or when any specific event occurs, aiming at assessing events or changes in economic, operating or technological circumstances, which may indicate impairment or loss of their recoverable value. If this evidence is identified and, if net carrying amount exceeds the recoverable value, a provision is recorded, adjusting the net carrying amount to the recoverable value. These losses are recorded under net income for the year when identified.

The fair value calculation less costs of sale is based on information available on transactions of similar sale of assets or market prices less additional costs to discard the asset. The value in use calculation is based on the discounted cash flow model.

The cash flows derive from the budget for the next five years and do not include reorganization activities that the Company has still not committed to, or significant future investment that would improve the asset base of the cash generating unit subject to the test. The recoverable value is sensitive to the discount value used in the discounted cash flow method, as well as the future expected cash receivables and the growth rate used for extrapolation purposes.

b) Transactions with share-based payments

The Company measures the cost of transactions to be settled with shares with employees based on the fair value of the equity instruments on the date they are granted. For share-based payments settled with cash, the liabilities need to be remeasured at the end of each reporting period until the settlement date, recognizing in results any variation in fair value, which requires a reassessment of the estimates adopted at the end of each reporting period. The estimated fair value of payments made with shares requires the use of a valuation model more suited to the granting of such equity instruments and that depends on the grant terms and conditions.

This also requires the definition of more adequate data for the valuation model, including the useful life of the option, volatility, dividend yield and corresponding assumptions.

c) Provision for contingencies

The Company recognizes a provision for tax, labor and civil claims (Note 16).  The provisions are revised and adjusted to take any changes in circumstances into account, such as the statute of limitations, completion of tax audits or additional exposure identified based on new matters or court rulings. The settlement of transactions involving these estimates may result in amounts different from those estimated due to inaccuracies inherent to their calculation process. The Company reviews the estimates and assumptions, at least, yearly.

There are uncertainties concerning interpretation of complex tax regulations and about the value and time of future tax results. The Company and its subsidiaries are subject, in the normal course of business, to investigations, audits, lawsuits and administrative proceedings in civil, tax and labor matters. Depending on the purpose of investigations, lawsuits or administrative proceedings filed against the Company and its subsidiaries, we may be adversely affected, regardless of respective outcome.

d)                                            Allowance for doubtful accounts and dissolutions

The Company records allowance for doubtful accounts for all sales agreements of real estate units, and the amounts are accrued against the recognition of respective development revenues, based on historical data of its current operations and estimates. This analysis is made individually by sales agreement, in line with CPC 48 – Financial Instruments. These assumptions are reviewed yearly to consider eventual changes in circumstances and historical data.

e)                                             Provision for guarantee

The provision for guarantee to cover expenditures for repairing construction defects covered during the guarantee period, is calculated based on the estimate that considers the history of incurred expenditures adjusted by the future expectation. These assumptions are regularly reviewed.

f) Budgeted Project Costs

The total budgeted costs, mainly comprised of the costs incurred and expected to be complete when the construction work is concluded, are regularly revised during the course of the project and the effect of these revisions is reflected in the Company’s results.

g)           Realization of the deferred income tax

The initial and following analyses of the realization of deferred income tax occur when is it probable that the taxable profit of the next years will be available for offsetting the deferred tax asset based on results projections prepared and based on internal assumptions and future economic scenarios that enable their total or partial use, if full credit is recorded.

h)         Non-current asset held for sale and result of discontinued operations

The Company classifies a non-current asset held for sale if its carrying amount is recovered by means of a sales transactions. In order to this be the case, the asset or group of assets held for sale must be available for immediate sale in its current conditions, only subject to the usual sales terms of these assets held for sale. Thus, its sale must be highly probable.

In order to sale become highly probable, Management must be committed to the asset’s sales plan, and a firm program should initiate to find a buyer and conclude the plan. In addition, the asset held for sale must also be effectively available for sale by a reasonable price in relation to its current fair value. In addition, we should expect that sale is concluded within one year as of the date of classification, unless events out of the Company’s control alter such period.

The asset held for sale is measured by the lowest between its carrying amount and fair value, less selling expenses. If carrying amount exceeds its fair value, an impairment loss is recognized in the income statement for the year. Any reversal or gain only shall be recorded until the limit of recognized loss.

The assets and liabilities of the group of discontinued assets are reported in single lines under assets and liabilities. The result of discontinued operations is stated in a single amount in the income statement, including total result after income tax of these operations, less any impairment loss. Net cash flows attributable to operating, investment and financing activities of discontinued operations are stated in the notes to the financial statements.

10.6. SIGNIFICANT ITEMS NOT EVIDENCED IN THE COMPANY’S FINANCIAL STATEMENTS:

a) assets and liabilities held by the Company, directly or indirectly, not recorded in its balance sheet

The Company does not have any material assets or liabilities that are not reflected in this Form and in the Company’s financial statements and the notes thereto.

b) other items not evidenced in the financial statements

The Company does not have any other items not evidenced in its financial statements.

10.7. COMMENTS ON ITEMS NOT EVIDENCED IN THE FINANCIAL STATEMENTS:

a) how such items altered or could alter the revenue, expenses, operational results, net financial expenses or other items of the Company’s financial statements

As explained in item 10.6 above, there are no items not evidenced in the financial statements.

b) nature and purpose of the operation

As explained in item 10.6 above, there are no items not evidenced in the financial statements.

c) nature and amount of obligations assumed and rights generated on the Company’s behalf as a result of the operation

As explained in item 10.6 above, there are no items not evidenced in the financial statements.

10.8. business plan:

a) investments (including quantitative and qualitative description of investments in progress and foreseen, sources of financing of relevant investments and divestments in progress or divestments foreseen)

i. quantitative and qualitative description of investments in progress and foreseen

The Company’s disbursements in 2018 were mainly related to investments in assets, sales stands, software and improvements totaling R$12.5 million versus R$20.5 million in 2017.

The Company’s disbursements in 2017 were mainly related to investments in assets, sales stand, software and improvements totaling R$20.5 million versus R$35.8 million in 2016.

The Company’s disbursements in 2016 were mainly related to investments in goods, sales stands, software and improvements, totaling R$35.8 million versus R$34.3 million in 2015.

ii. sources of investment financing

The Company relies on proceeds from the sale of treasury shares, the abovementioned funding of corporate debts, debentures issues and lines of credit from the SFH (National Housing Finance System).

iii. relevant divestments in progress and foreseen

There are no relevant divestments in progress and foreseen.

b) previously disclosed acquisitions of plant, equipment, patents or other assets that can materially affect the Company’s production capacity
There have been no acquisitions of plant, equipment, patents or other assets that could materially affect the Company’s production capacity.
c) new products and services
There are no new products or services.

10.9. Other factors with relevant influence:

All information relevant and pertaining to this topic was disclosed in items above.

** ** **

APPENDIX II – MANAGEMENT COMPENSATION INFORMATION

(As per Appendix 24, item 13 of CVM Instruction no. 480)

13.1. DESCRIPTION OF THE COMPENSATION PRACTICE OR POLICY, INCLUDING THE NON-STATUTORY EXECUTIVE OFFICERS

a) objectives of the compensation policy or practice, informing if compensation policy has been formally approved and places where can be consulted

The compensation policy of the Company for its managers, including members of the Board of Directors, statutory and non-statutory officers, members of the Fiscal Council, in line with the best corporate governance practices, aims to attract and retain the best professionals in the market. Compensation is established based on market research and directly aligns the interests of the executives in question and those of the Company's shareholders.

In the case of officers, the existence of a variable short-term and long-term incentives (the latter in the form of stock option grant and phantom shares) practice allows sharing the Company's risks and results with its main executives, being characteristic of a transparent policy and aimed at achieving long-lasting results and the perpetuity of the Company.

Our policy is structured by the Board of Executive Officers and by the Compensation and Governance Committee, and is subsequently endorsed by the Board of Directors, although it is not formalized in a specific document disclosed by the Company.

b) compensation breadown, indicating:

i) description of compensation elements and the objectives of each one

a) Board of Directors

The members of the Board of Directors are entitled to a fixed compensation, which is established in accordance with market criteria and aims to attract professionals who contribute effectively to the results of the company.

b) Board of Executive Officers

The members of the statutory and non-statutory board of executive officers are entitled to fixed and variable short-term compensation, and long-term incentive tranche, in the form of a stock option plan and phantom shares of the Company. The amounts paid in fixed compensation are close to the median market standards. The variable portion has significant representation in the total compensation, which means that the officers share risks and results with the Company, so providing a greater alignment of interests between executives and shareholders.

The objective of the short-term variable compensation is to reward the results achieved for the year if the targets stipulated for the period were reached. By the same token, long-term incentives, based on stock options and phantom shares, aims at providing reward for results achieved over a longer period (generally more than 2 years). This policy aims at aligning the interests of the executives with those of the shareholders.

In addition to fixed and variable compensation, the Company offers its directors health plan benefits and life insurance, which are established in accordance with market standard.

It is important to emphasize that the Company has a Compensation Committee that analyses the strategy for fixed and variable compensation to be adopted, the models for granting of stock option models and the recommendations of corresponding beneficiaries of the plan, for subsequent approval by the Board of Directors.

c) Fiscal Council

The members of the Fiscal Council, in addition to mandatory reimbursement for necessary travel and lodging expenses as a result of their duties, are entitled only to a fixed compensation based on the legal minimum.

d) Committees

All the members of the Company's Committees are managers or employees, and do not receive specific compensation for the fact that they participate on the Committees.

ii) in relation to the last 3 fiscal years, which is the percentage of each element in total compensation

In case of the Board of Directors and Fiscal Council, over the last three fiscal years, fixed compensation corresponded to 100% of total compensation, as previously mentioned, both the assumption and realized.

In the case of the Statutory Executive Officers, fixed compensation, in assumption, corresponds to approximately 40% of total compensation, on average. Regarding the tranche referring to variable incentives, the stock option plans and phantom shares (long-term) represent approximately 50%, while the part referring to the bonuses (short-term) represents approximately the other 50% – in this case, for both the statutory and the non-Statutory Executive Officers.

The variable incentives percentages may be modified due to changes in the results presented by the Company in the period, given the component of shared risks and results inherent in the variable compensation amount. Thus, in the last three fiscal years, in relation to realized and according to the tables presented below, the percentages assessed were in 2016, fixed 43% and variable 57% (short-term bonus accounting for 38% of variable amount), and in 2017, fixed 57% and variable 43% (long-term bonus representing 100% of variable amount, since no bonus was paid for this year) and in 2018, fixed  93% and variable 7% (long-term bonus representing 100% of variable amount, since no bonus was paid for this year). Reminding that the amounts reported for long-term incentives represent accounting costs assessed and not effective gains deriving from these programs.

iii) methodology for the calculation and readjustment of each compensation element

The amount of compensation paid by the Company to its managers and employees are periodically compared with those in the market, based on research carried out by external specialist consultants, so that they can measure their competitiveness and evaluate the possible need to carry out any adjustments to some of the components. The researches involve all positions in the Company’s structure and include companies that can or cannot be from the same segment and that have all or some of the following characteristics: similar presence as the Company, publicly-held company, national capital, high level of corporate governance and good practices of compensation and human resources.

iv) reasons which justify the compensation breakdown

The Company adopts a compensation breakdown model, which concentrates a significant amount of total compensation into variable components (both short and long-term), which is part of its policy of sharing risks and results with its main executives.

v) existence of non-compensated members and reasons for this fact

There are no non-compensated members in the Board of Directors, in the Statutory Board of Executive Officers and in the Fiscal Council. At the Board of Directors, members cumulating positions in the Statutory Board of Executive Officers, only receive for position held at the board of executive officers.

c) main performance indicators that are taken into consideration when calculating each compensation element

For calculation of all the compensation items, the performance of the employee and his individual targets are taken into consideration, in accordance to what was achieved in comparison to the proposition and agreed for the year. Variable compensation is directly linked to the indicators contained in the Company's Scorecard, which is approved by the Board of Directors and which contains defined targets for the period, such as for example cash flow, EBITDA and sales volume, among others.

d) how compensation is structured to reflect the performance indicators evolution

Any changes to the compensation items is directly linked to the performance of the individual and that of the Company and the reaching of targets in the period in question, while salary increases, the variation in salary multiples received in the form of bonuses and the quantity of options and phantom shares granted under the option plan are all directly linked to the performance evidenced in the assessed period.

e) how compensation policy or practice is aligned with the short, medium and long-term interests of the Company

The practice adopted by the Company with regard to the various components of the total compensation is directly aligned to the short, medium and long-term interests of the Company. Fixed compensation reflects compensation in line with market practices and, as the cycle in the segment is medium and long term, the Company believes that a significant portion of compensation and variable incentives should be remitted to these periods, fully in line with the Company performance monitoring and, therefore, reaffirming the sharing of risk and results between executives and the Company.

f) Existence of compensation supported by subsidiaries, controlled companies, or direct or indirect controlling shareholders

There is no compensation supported by subsidiaries, controlled companies, or direct or indirect controlling shareholders of the company.

g) Existence of any compensation or benefit linked to the occurrence of any particular corporate event, such as the sale of control of the Company

There is no compensation or benefit linked to the occurrence of any particular corporate event, such as the sale of control of the Company.

h) practices and procedures adopted by board of directors to define the individual compensation of the board of directors and board of executive officers, indicating:

i. issuer’s bodies and committees participating in the decision-making process, identifying how they participate

The Board of Executive Officers and the Compensation and Governance Committee hold periodic meetings to structure the compensation, at the end they give their opinion for the Board of Directors’ final decision.

ii. criteria and methodology adopted to define the individual compensation, indicating whether there are studies to verify the market practices, and, if positive, the comparison criteria and the comprehensiveness of these studies

The Company’s People and Management area conduct salary researches with companies specialized in positions and compensation plans and structure, whose criteria and results are discussed with Compensation and Governance Committee, based on the balance between positions and internal equity, as well as the compensation policy objectives.

iii. frequency and how the board of directors assesses the conformity of issuer’s compensation policy

The Board of Directors, by means of the Compensation and Governance Committee, assesses the conformity of the compensation policy whenever required by People and Management area, or through this, by other members of the Statutory Board of Executive Officers. Assessment occurs in specific meetings which discuss the individual information of each manager and the comparison with market research results.

13.2. TOTAL COMPENSATION OF THE BOARD OF DIRECTORS, STATUTORY BOARD OF EXECUTIVE OFFICERS AND FISCAL COUNCIL

Total compensation estimated for the fiscal year to end on 12/31/2019 – Annual amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total No. of Members	7	6	0	13
No. of Compensated Members	7	6	0	13
Annual Fixed Compensation
-Salary or Pro Labore	1,668,000	4,560,000		6,228,000

-Direct and indirect benefits	N/A	308,808	N/A	308,808
-Attendance at committees	N/A	N/A	N/A	N/A
-Others	333,600	912,000	N/A	1,245,600
Description of other fixed compensation	Payment of INSS (National Institute of Social Security) contribution (employer’s burden)	Payment of INSS (National Institute of Social Security) contribution (employer’s burden)	N/A	N/A
Variable Compensation
-Bonus	N/A		N/A	N/A
-Profit Sharing	N/A		N/A	N/A
-Attendance at meetings	N/A		N/A	N/A
-Commissions	N/A		N/A	N/A
-Others	N/A		N/A	N/A
Post-employment	N/A		N/A	N/A
Office termination	N/A		N/A	N/A
Share-based compensation, including options	N/A		N/A	N/A
Notes

1. No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2. Salary or pro labore: The amounts reported as pro labore do not include payroll charges.

3. Total Compensation: the information contained in the Financial Statements reported refers to pro labore and benefits (where applicable) of the Board of Directors.

4. Note: overall volume to which this table refers is the sum of the amounts of the Board of Directors and the Statutory Board of Executive Officers (R$ 7,782,408).

1. No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2. Salary or pro labore: The amounts reported as pro labore do not include payroll charges.

3. Total Compensation: the information contained in the Financial Statements reported refers to pro labore and benefits (where applicable) of the Statutory Board of Executive Officers.

4. Note: overall volume to which this table refers is the sum of amounts of the Board of Directors and Statutory Board of Executive Officers (7,782,408).

Total Compensation	2,001,600	5,780,808		7,782,408

Total compensation estimated for the fiscal year ended 12/31/2018 – Annual amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total No. of Members	5.50	5..00	2.83	13.33
No. of Compensated Members	5.50	5.00	2.83	13.33
Annual Fixed Compensation
-Salary or Pro Labore	1,263,929	3,576,005	183,298	5,023,232
-Direct and indirect benefits	N/A	151,346	N/A	151,346
-Attendance at committees	N/A	N/A	N/A	N/A
-Others	252,786	715,201	36,660	1,004,647
Description of other fixed compensation	Payment of INSS (National Institute of Social Security) contribution (employer’s burden)	Payment of INSS (National Institute of Social Security) contribution (employer’s burden)	N/A	N/A
Variable Compensation
-Bonus	N/A	340,618.58	N/A	340,618.58
-Profit Sharing	N/A	N/A	N/A	N/A
-Attendance at meetings	N/A	N/A	N/A	N/A
-Commissions	N/A	N/A	N/A	N/A
-Others	N/A	N/A	N/A	N/A
Post-employment	N/A	N/A	N/A	N/A
Office termination	N/A	N/A	N/A	N/A
Share-based compensation, including options	N/A	10,455,699.26	N/A	10,455,699.26
Notes

1. No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2. Salary or pro labore: The amounts reported as pro labore do not include payroll charges.

3. Total Compensation: the information contained in the Financial Statements reported refers to pro labore and benefits (where applicable) of the Board of Directors.

4. Note: overall volume to which this table refers is the sum of amounts of the Board of Directors and Statutory Board of Executive Officers (R$ 6,299,885.58).

1. No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2. Salary or pro labore: The amounts reported as pro labore do not include payroll charges.

3.Share-based compensation: the amounts recorded as share-based compensation now reflect total potential accounting cost of the grant approved in 2018 to the Statutory Board of Executive Officers, recorded during vesting period (3 years) according to Monte Carlo pricing models.

4. Total Compensation: the information contained in the Financial Statements reported refers to pro labore and benefits (where applicable) of the Statutory Board of Executive Officers.

5. Note: overall volume to which this table refers is the sum of amounts of the Board of Directors and the Statutory Board of Executive Officers (R$ (R$6,299,885.58).

Total Compensation	1,516,715	4,783,170.58	219,958	6,519,843.58

Total compensation estimated for the fiscal year ended 12/31/2017 – Annual amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total No. of Members	7.00	5.17	3.00	15.17
No. of Compensated Members	7.00	5.17	3.00	15.17
Annual Fixed Compensation
-Salary or Pro Labore	1,693,044.00	3,460,390.81	202,500.00	5,355,934.81
-Direct and indirect benefits	N/A	203,387.15	N/A	203,387.15
-Attendance at committees	N/A	N/A	N/A	N/A
-Others	338,608.80	692,078.16	40,500.00	1,071,186.96
Description of other fixed compensation	Payment of INSS (National Institute of Social Security) contribution (employer’s burden)	Payment of INSS (National Institute of Social Security) contribution (employer’s burden)	Payment of INSS (National Institute of Social Security) contribution (employer’s burden)
Variable Compensation
-Bonus	N/A	0	N/A	0
-Profit Sharing	N/A	N/A	N/A	N/A
-Attendance at meetings	N/A	N/A	N/A	N/A
-Commissions	N/A	N/A	N/A	N/A
-Others	N/A	N/A	N/A	N/A
Description of other variable compensation
Post-employment	N/A	N/A	N/A	N/A
Office termination	N/A	N/A	N/A	N/A
Share-based compensation, including options	N/A	3,317,144,72	N/A	3.317.144,72
Notes

1. No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2. Salary or pro labore: The amounts reported as pro labore do not include payroll charges.

3. Total Compensation: the information contained in the Financial Statements reported refers to pro labore and benefits (where applicable) of the Board of Directors.

4. Note: overall volume to which this table refers is the sum of amounts of the Board of Directors and the Statutory Board of Executive Officers (R$ 9,704,653.64) and, separately, the compensation of the Fiscal Council (R$ 243,000.00).

1. No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2. Salary or pro labore: The amounts reported as pro labore do not include payroll charges.

3.Share-based compensation: the amounts recorded as share-based compensation now reflect total potential accounting cost of the grant approved in 2017 to the Statutory Board of Executive Officers, recorded during vesting period (3 years) according to Monte Carlo pricing models (Traditional Stock Option Programs and Phantom Shares).

4.Total Compensation: the information contained in the Financial Statements reported refers to pro labore and benefits (where applicable) of the Statutory Board of Executive Officers.

5. Note: overall volume to which this table refers is the sum of amounts of the Board of Directors and the Statutory Board of Executive Officers (R$ 9,704,653.64) and, separately, the compensation of the Fiscal Council (R$243,000.00).

1. No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2. The amounts reported as pro labore do not include payroll charges

3. the information contained in the Financial Statements reported refers to pro labore and benefits (where applicable) of the Fiscal Council.

4. overall volume to which this table refers is the sum of amounts of the Board of Directors and the Statutory Board of Executive Officers (R$ 9,704,653.64) and, separately, the compensation of the Fiscal Council (R$243,000.00).

Total Compensation	2,031,652.80	7,673,000.84	243,000.00	9,947,653.64

Total compensation estimated for the fiscal year ended 12/31/2016 – Annual amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total No. of Members	7.00	5.00	3.00	15.00
No. of Compensated Members	7.00	5.00	3.00	15.00
Annual Fixed Compensation
-Salary or Pro Labore	1,681,665.95	3,575,000.00	196,716.75	5,453,382.70
-Direct and indirect benefits	N/A	345,051.00	N/A	345,051.00
-Attendance at committees	N/A	N/A	N/A	N/A
-Others	297,323.59	715,000.00	39,343.35	1,051,666.94
Description of other fixed compensation	Payment of INSS (National Institute of Social Security) contribution (employer’s burden)	Payment of INSS (National Institute of Social Security) contribution (employer’s burden)	Payment of INSS (National Institute of Social Security) contribution (employer’s burden)
Variable Compensation
-Bonus	N/A	1,064,000.00	N/A	1,064,000.00
-Profit Sharing	N/A	N/A	N/A	N/A
-Attendance at meetings	N/A	N/A	N/A	N/A
-Commissions	N/A	N/A	N/A	N/A
-Others	N/A	N/A	N/A	N/A
Description of other variable compensation
Post-employment	N/A	N/A	N/A	N/A
Office termination	N/A	N/A	N/A	N/A
Share-based compensation, including options	N/A	3.785.199,07	N/A	3,785,199.07
Notes

1. No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2. Salary or pro labore: The amounts reported as pro labore do not include payroll charges.

3. Total Compensation: the information contained in the Financial Statements reported refers to pro labore and benefits (where applicable) of the Board of Directors.

1. No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2. Salary or pro labore: The amounts reported as pro labore do not include payroll charges.

3. Share-based compensation: the amounts recorded as share-based compensation now reflect  potential accounting cost of the grants made to the  Statutory Board of Executive Officers, recorded during vesting period (3 years) according to Monte Carlo pricing models (Traditional Stock Option Programs and Phantom Shares)

4. Total Compensation: the information contained in the Financial Statements reported refers to pro labore and benefits (where applicable) of the Statutory Board of Executive Officers.

5. The amount of Bonus (short-term variable compensation) has been verified.

1. No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2. Salary or pro labore: The amounts reported as pro labore do not include payroll charges.

3. the information contained in the Financial Statements reported refers to pro labore and benefits (where applicable) of the Fiscal Council.

Total Compensation	1,978,989.54	9,484,250.07	236,060.10	11,699,299.71

13.3. Variable Compensation of the board of directors, statutory board of executive officers and fiscal council

Year 2019 – Estimated	Board of Directors (1)	Statutory Board of Executive Officers	Total
Total No. of Members (2)	7	6	13
No. of Compensated Members (2)	7	6	13
Bonus
Minimum amount estimated in the compensation plan	N/A	N/A	N/A
Maximum amount estimated in the compensation plan	N/A	N/A	N/A
Estimated amount in the compensation plan, if targets are met	N/A	N/A	N/A
Amount effectively recognized in income	N/A	N/A	N/A
Profit sharing	N/A	N/A	N/A
Minimum amount estimated in the compensation plan	N/A	N/A	N/A
Maximum amount estimated in the compensation plan	N/A	N/A	N/A
Estimated amount in the compensation plan, if targets are met	N/A	N/A	N/A
Amount effectively recognized in income	N/A	N/A	N/A

Note:

1. The Board of Directors is not eligible to short-term variable compensation.

2. The number of members of each body corresponds to the annual average number of members of each body measured on a monthly basis

Year 2018	Board of Directors (1)	Statutory Board of Executive Officers	Total
Total No. of Members (2)	5.50	5.00	15.17
No. of Compensated Members (2)	5.50	5.00	15.17
Bonus
Minimum amount estimated in the compensation plan	N/A	N/A	N/A
Maximum amount estimated in the compensation plan	N/A	N/A	N/A
Estimated amount in the compensation plan, if targets are met	N/A	N/A	N/A
Amount effectively recognized in income	N/A	N/A	N/A
Profit sharing
Minimum amount estimated in the compensation plan	N/A	N/A	N/A
Maximum amount estimated in the compensation plan	N/A	N/A	N/A
Estimated amount in the compensation plan, if targets are met	N/A	N/A	N/A
Amount effectively recognized in income	N/A	N/A	N/A

Note:

1. The Board of Directors is not eligible to short-term variable compensation.

2. The number of members of each body corresponds to the annual average number of members of each body measured on a monthly basis.

Year 2017	Board of Directors (1)	Fiscal Council (1)	Statutory Board of Executive Officers	Total
Total No. of Members (2)	7.00	3.00	5.17	15.17
No. of Compensated Members (2)	7.00	3.00	5.17	15.17
Bonus
Minimum amount estimated in the compensation plan	N/A	N/A	0	0
Maximum amount estimated in the compensation plan	N/A	N/A	7,014,625.00	7,014,625.00
Estimated amount in the compensation plan, if targets are met	N/A	N/A	5,855,000.00	5,855,000.00
Amount effectively recognized in income	N/A	N/A	0	0
Profit sharing
Minimum amount estimated in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount estimated in the compensation plan	N/A	N/A	N/A	N/A
Estimated amount in the compensation plan, if targets are met	N/A	N/A	N/A	N/A
Amount effectively recognized in income	N/A	N/A	N/A	N/A

Note:

1. The Board of Directors and Fiscal Council are not eligible to short-term variable compensation

2. The number of members of each body corresponds to the annual average number of members of each body measured on a monthly basis

Year 2016	Board of Directors (1)	Fiscal Council (1)	Statutory Board of Executive Officers	Total
Total No. of Members (2)	7.00	3.00	5.00	15.00
No. of Compensated Members (2)	7.00	3.00	5.00	15.00
Bonus
Minimum amount estimated in the compensation plan	N/A	N/A	0	0
Maximum amount estimated in the compensation plan	N/A	N/A	6,581,250.00	6,581,250.00
Estimated amount in the compensation plan, if targets are met	N/A	N/A	5,265,000.00	5,265,000.00
Amount effectively recognized in income (3)	N/A	N/A	1,064,000.00	1,064,000.00
Profit sharing
Minimum amount estimated in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount estimated in the compensation plan	N/A	N/A	N/A	N/A
Estimated amount in the compensation plan, if targets are met	N/A	N/A	N/A	N/A
Amount effectively recognized in income	N/A	N/A	N/A	N/A

Note:

1. The Board of Directors and Fiscal Council are not eligible to short-term variable compensation

2. The number of members of each body corresponds to the annual average number of members of each body measured on a monthly basis

13.4. share-based compensation plan of the board of directors and statutory board of executive officers

a) general terms and conditions

Within the scope of the Company Stock Option Plan, employees and managers (“Beneficiaries”) are eligible to receive call options on common shares issued by the Company and/or phantom shares. In principle, all managers and employees are eligible to participate, currently we have 24 people, among managers and employees, they hold stock options in the Company and/or phantom shares, considering all the Option Programs jointly.

The first Stock Option Plan was approved at the Annual General Meeting held on April 30, 2002, ratifying the terms and conditions approved by the Board of Directors as a meeting held on April 3, 2000 (“Option Plan 2002”). There are no further plans for options to be granted under the Option Plan 2002, whose conditions are not applicable to the granting of options currently carried out by the Company.

At a General Shareholders Meeting on February 3, 2006 a second stock option plan was approved (“Option Plan 2006”), and at a General Shareholders Meeting on June 18, 2008, a third option plan was approved for shares issued by the Company (“Option Plan 2008”). Option Plan 2006 and Option Plan 2008 establish similar terms and conditions to each other, the most important difference being the possibility instituted by Option Plan 2008 of the granting of options in the form of Restricted Stock Options, as explained further on in this report. Option Plan 2008 is applicable to options currently granted by the Company, the general conditions of which are described below.

The Plan (thus considering Option Plan 2006 and Option Plan 2008, without distinction, except where otherwise indicated) is managed by the Board of Directors, which has wide-reaching powers in terms of its organization and option granting, observing the limits imposed by the Plan. The Board of Directors is responsible for the granting of options, establishing the specific terms and conditions applicable to each granting of A Options as part of option programs (“Programs”), in which may be defined: (i) the beneficiaries; (ii) the total number of shares in the Company that are the object of the options granted, and their division into lots; (iii) the exercise price; (iv) the lock up period during which the option may not be exercised, the periods for the exercising A Options and the limits dates for the total or partial exercising of the option and on which the option rights expire; (v) restrictions on the availability of shares received by the exercising of the option; and (vi) targets related to the performance of the employees, managers or the Company. The Board of Directors may also opt to delegate its functions to a specific Committee. Currently, the Compensation Committee is responsible for analyzing and recommending all the actions related to compensation and long term incentives, for approval of the Board of Directors.

The Beneficiaries covered by the options granted must sign a Contract for the Granting of Options with the Company (“Option Contracts”), by which the Beneficiaries have the option of buying lots of shares issued by the company, in accordance with the terms and conditions of the corresponding Plan and Program. The option contracts may include specific conditions applicable to a particular Beneficiary.

The general rule is that the option exercise price will be equivalent to the average trading value of the shares over 30 trading sessions on B3 S.A. – Brazil, Stock Exchange, OTC (current name of BM&FBOVESPA) prior to the option granting date (”market value”), which can be monetarily restated or accrue interest rates, as decided by the Board of Directors for each program. Option Plan 2008 introduced the possibility of the Board of Directors authorizing differentiated options to particular Beneficiaries (“B Options”) for the exercise price of R$0.01. The exercising of B Options, if granted, will be always conditional and proportional to the previous exercising of the other options in Option Plan 2008 and authorized for each Beneficiary (“A Options”, whose exercise price will always be calculated in accordance with Market Value) and during the course of the lock up period, of a minimum of 2 years counting from the date of the respective option granting date. Other conditions May be established for each Program (see item “h” below, description of programs with regard to appreciation targets). With this, Option Plan 2008 introduced the possibility of the granting of options in a new format, known as “Restricted Stock Options”, under which B Options, inextricably linked to A Options, serve as an adjustment factor in the initial granting of A Options, so that the effective gain of the beneficiaries will depend on the performance by the Company over the medium and long term.

Under Option Plan 2006, 2 programs were approved, respectively at meetings of the Board of Directors on March 23, 2006 (“2006 Program”) and February 9, 2007 (“2007 Program”).

Under Option Plan 2008, 10 programs were approved, respectively at meetings of the Board of Directors on May 9, 2008 (“2008 Program”), and June 26, 2009 (“2009 Program”), December 17, 2009 (“2009 Program II”), August 4, 2010 (“2010 Program”), March 31, 2011 (“2011 Program”), July 13, 2011, in which 2 Programs were approved(“2011 Program II” and “Council Program 2011”), August 20, 2012 (“2012 Program”), May 10, 2013 (“2013 Program”) and March 14, 2014 (“2014 Program”), April 27, 2015 (“2015 Program”), and April 11, 2016 (“Program 2016”).

The 2008 Program, the 2009 Program, the 2010 Program, the 2011 Program II, the 2013 Program and the 2014 Program were divided into 2 grants, with distinct conditions for each, described in the items below, where indicated. The 2012 Program was divided into 3 grants, also with distinct conditions for each, described in the items below, where indicated. The 2015 and 2016 Programs establish a single stock option grant and also provides for a long-term incentive model payable in cash, based on the share value (phantom shares), without issuing the Company’s shares. The volume granted both of Options and of Phantom Shares is based on previous investment by each beneficiary in the Company’s shares in the market – basic condition so that they become eligible to the Program. After the 3-year grace period, the beneficiary may exercise the Options and shall become eligible to receive the cash amount referring to the phantom shares market value.

All the Programs approved under the 2006 Option Plan, as well as the first option grant under the 2008 Program, the two option grants under the 2009 Program, the first option grant under the 2010 Program and the first option grant under the 2011 Program II, second and third option grants under the 2012 Program and the 2013 and 2015 Programs were carried out in accordance with a conventional option grant model, which is to say, options were granted whose exercise price corresponds to the Market Value of the Company's shares. This model was also used in the 2011 Board Program, in which options were granted to the members of the Board of Directors. While the second granting of the 2008 Program, the 2009 Program II, the second granting of the 2010 Program, the 2011 Program, the second granting of the 2011 Program II, the first option grant under the 2012 Program, the first option grant under the 2013 Program and the grants under the 2014 Program followed the Restricted Stock Option model, so that each beneficiary received both A Options and B Options.

The options granted to the members of the Statutory Executive Officers under the 2006 Program, under the 2009 Program, under the first granting of the 2010 Program and under the first granting of the 2011 Program II were replaced in their entirety by options granted under the 2012 Program, through the signing of corresponding Contracts with the Company

Currently, members of the Board of Directors are not beneficiaries of any Stock Option Program of the Company.

b) main objectives of the plan

The Company's option plans and stock option and phantom shares programs shares have the aim of: (1) encouraging expansion and success in the development of its corporate objectives, permitting the beneficiaries to acquire shares, encouraging their integration into the Company; (2) attracting top level managers and employees to provide their services, offering them the additional advantage of becoming shareholders in the Company on potentially differentiated terms; and (3) aligning the interests of the top level managers and employees with the interests of the Company's shareholders.

c) the way in which the plan contributes to these objectives

When giving the possibility of employees and managers becoming shareholders of the Company under potentially differentiated conditions, it is expected that they will have a strong incentive to effectively commit themselves to the creation of value and exercise their roles in a manner integrated with the interests of the Company's shareholders, corporate objectives and expansion plans, thus maximizing result. The offering of stock A Options also encourages Beneficiaries, as a result of the commitment of their own funds, to seek appreciation of the shares, without, however, compromising the sustainable growth, equally relevant in view of the grant model adopted. Furthermore, this type of model results in the sharing of the risks and gains of the Company, through the appreciation of the shares acquired under the stock option plan.

In addition, the model adopted expects to be effective as mechanism of retaining key managers and employees, especially in view of sharing of the Company’s shares appreciation.

d) how the plan is inserted into the Company’s compensation policy

The Company Plan currently in force builds in a policy of concentrating the incentives of top-level managers and employees in variable components, linked to the performance of the Company. In fact most of the compensation is concentrated in incentives, which aimed to share risks and results with the Company's main executives. As explained in item 13.1 above, the option plans and long-term incentives are directly linked to this alignment of interests.

e) how the plan aligns the interests of Management and of the Company, in the short, medium and long terms

The options granted on the basis of the plans have different mechanisms, which permit the alignment of the interests of the managers over different time horizons.

Division into annual lots and the existence of lock-up differentiated lock up periods (see item “h” below) means that the Beneficiaries commit themselves to the constant appreciation of the Company's shares over the short, medium and long term.

In certain cases (item “h”), it is required that the Beneficiary earmarks a minimum amount of the value received by him in annual bonus to the exercising of options, or yet that acquires a minimum amount of options every year, under penalty of extinguishment of future options. The Company believes that this requirement permits the alignment of interests both in the short as well as long term, because it involves the commitment of the Beneficiary's own funds to shares in the Company, which may only be sold after a given period of time.

With regard to the Restricted Stock Option model, under which options granted to the beneficiaries are divided into A Options and B Options, a structure of distinct incentives is created to align the interests of the managers and employees with those of the Company. A Options, whose exercise price reflects Market Value, usually comprise one lot and are exercisable over a relatively short time horizon, generating a financial commitment by the Beneficiary over the short term. The corresponding shares are subject to a period of unavailability, modulating the alignment of interests over the medium-term.

The mechanism for the exercising of B Options, in turn, is way of adjusting the gain in which the Beneficiary can realize, depending on the Company's performance over a longer time horizon, thus aligning the interests of the Beneficiary over a longer period. The exercising of B Options will be obligatorily: (i) subject to a minimum lock up period of 2 years, with the possibility of being divided into annual lots; (ii) proportional to the number of A Options exercised, linking the short with the long term, while the possibility of exercising B Options will depend on the commitment shown by the Beneficiary in the exercising of A Options; and (iii) under the terms of the options granted up to now, subject to an adjustment in accordance with variation in the market value (“Appreciation ”) on the shares of the Company between the date of the program and the exercising of B Options, with dividends and interest-on-equity added per share (appreciation criteria - item “h” below). With this, it is expected that the Beneficiary will have an interest in generating a return and creating value, in such a way that the total gain for him will depend directly on the Company’s performance, and therefore the gain obtained by its shareholders: B Options, necessarily linked to A Options, represent an adjustment mechanism, whereby the total number of shares which can be acquired by the Beneficiary will be adjusted in the future, the better the Company's performance over the long term, the higher the figure.

The Phantom Shares model also aims the medium and long-term alignment, since the amount to be received by beneficiary, after 3-year grace period (period during which the shares acquired to integrate the Program were blocked under the Company’s custody) reflects the Company’s share value. In addition, these amounts only will be released to the extent and proportionally to the amount of Options exercised in this same Program.

f) maximum number of shares covered

The maximum number of shares that may be purpose of options grant, overall considering all the Company's Programs, is equivalent to 6% of shares representing the Company’s capital stock, already taking into account the effect of dilution due to the exercise of all the options. On the date of this document, this amount corresponds to 2,601,455 common shares issued by the Company.

g) maximum number of options to be granted

Each option ensures Beneficiary the right to acquire one common share of the Company. This being the case, the number of options granted is linked to the limit of dilution described in item “f” above. On the date of this document, this amount corresponded to 1,239,557 options.

h) share acquisition conditions

As a general rule, the options granted under the conventional granting model, as well as A Options granted under the Restricted Stock Option model, must be acquired by the exercise price equivalent to Market Value, and this price may be subject to monetary restatement and interest rates, as stipulated by the Board of Directors for each Program.

B Options, when granted, may always be acquired at an exercise price of R$0.01, and because they are options that represent an adjustment factor applied to the total benefit which can eventually be received by the Beneficiary, the following conditions apply: (i) a minimum 2-year vesting period shall be observed; (ii) the exercise of B Options is subject to the number of A Options previously exercised; and (iii) the number of B Options exercisable is adjusted in accordance with the variation in the Market Value of the Company’s shares, plus dividends and interest on equity paid, between the date of the program and the exercise date of B Options (“Appreciation”). In the Programs in force, approved under the Restricted Stock Option model up to date, except for the second 2014 Program grant, B Options were granted with an adjustment factor at the ratio of up to 2 B Options for each A Option, in case of the Company’s officers. These adjustment ratios will decrease to 1.5 and 2.5, respectively if the Appreciation verified is less than 10%, being applied in full if the Appreciation exceeds 20%, and shall apply proportionally if Appreciation verified is between 10% and 20%.

Under the first 2012 Program Grant, A Options were available for exercising between May 1, 2013 and May 30, 2013 for executive officers and between May 1, 2014 and May 30, 2014 for all others, after which they were cancelled. For executive officers, B Options are divided into 3 annual lots, each of which is exercisable, respectively, as of August 20, 2014 and on the subsequent anniversaries of this date for a period of 30 days, after which they will be extinguished. In all other cases, all the B Options were exercisable as of August 20, 2014, for a period of 30 days, after which they will be extinguished. The exercise of B Options is nonetheless subject to the conditions above.

Under the second 2012 Program grant, the options of each Beneficiary were divided into 3 annual lots, the first of which is exercisable as of May 1, 2013, and the remainder of which on the subsequent anniversaries of this date. Beneficiaries are furthermore required to allocate at least 50% of the amount received as an annual bonus to the exercise of options, regardless of the program under which they were granted, or shall lose the right to exercise all options in subsequent lots.

Under the third 2012 Program grant, the Beneficiary`s options were divided into 4 equal annual lots, the first of which is exercisable as of 2014 and the remaining lots, on the subsequent anniversaries of this date. To receive this grant, the Beneficiary, in addition to the minimum mentioned in the paragraphs above, allocated 20% or 30% of the amount received as annual bonus to the purchase of Company shares on the market. In this case, the Company granted 2 times of 2.5 times the number of shares acquired by the Beneficiary as stock options.

In the 2013 Program, A Options were exercisable between May 10, 2013 and May 30, 2014. B Options are split into three annual lots, each one exercisable starting on May 10, 2015 and on the subsequent anniversaries on the same date, for a 30-day extinguishing term.

Under the first 2014 Program grant, A and B Options to be received by the beneficiaries varied according to the annual bonus investment for the purchase of the Company's shares, a preliminary condition for receiving the grant.– a similar rule to the third 2013 Program grant. A and B Options varied between 1 time and 5 times; and 0.5 times and 2 times, respectively – according to the volume of shares acquired by the previous investment. A and B Options will be available for exercise from March 14, 2017, for a period of 3 years (B Options will be available for exercise in the proportion that A Options are exercised, within this period). At this time, the Company’s TSR (Total Share Return) in the period was analyzed, as well as its position in relation to a group of competitors. In according with the Company’s position, only the A Options granted volume was adjusted by 10% upwards.

Under the second 2014 Program grant, A Options are exercisable between March 14, 2014 and May 30, 2015. B options are divided into 3 annual lots, each of them exercisable respectively from May 1, 2016 and subsequent anniversaries of this date, for a 30-day extinguishing term.

In 2015 Program, the Options will be exercisable as of April 27, 2018, for a three-year extinguishing term. During same period, the amount corresponding to phantom share will be calculated and paid to beneficiaries – in the proportion the Options of same Program are exercised (if not exercised in full, just once).

In 2016 Program, the Options will be exercisable as of April 11, 2019, for a three-year extinguishing term. During same period, the amount corresponding to phantom share will be calculated and paid to beneficiaries – in the proportion the Options of same Program are exercised (if not exercised in full, just once).

There were no grants during 2017.

In 2018, we launched the Program 2018, granted on March 8, 2018. Options may be exercised as follows: 60% as of March 30, 2022; 20% as of March 30, 2023 and remaining 20% as of March 30, 2024.

i) criteria for determining purchase or exercise price

As a general rule, the exercise price of the options shall correspond to the average quote of the Company's shares over 30 trading sessions on B3 S.A. – Brazil, Stock Exchange, OTC (current name of BM&FBOVESPA) prior to the option grant date (“Market Value”), and which may be monetarily restated based on the variation in price index to be determined by the Board of Directors, plus interest rates, in accordance with rate defined by the Board of Directors for each Program. This price is deducted from dividends and interest on equity paid per share by the Company, from the grant date until the date of effective option exercise.

It is understood that the definition of the exercise price to market value is necessary to better align the interests of the Beneficiaries in generating value for the Company's shareholders: gains on the B Options being obtained to the extent that the Company's shares appreciate in the market. The possibility of accruing interest rates exists, so that the exercise price may follow a minimum rate of return required, and Beneficiaries earn a gain only in case of the shares ensuring a minimum return, at the discretion of the Board of Directors.

It is important to observe that the exercise price of the conventional options is subject to monetary correction, generally by the IGP-M index, and the addition of interest, usually 3% to 6% per year. Aiming at making the exercising of the options more attractive and increase executives’ retention in the long run, the Board of Directors decided on August 4, 2010, that provisions for monetary restatement and interest rates accrued to the Programs would apply until May 6, 2010.

The deduction of interest-on-equity and dividends is a way of guaranteeing that the Beneficiaries participate in the results obtained by the Company during the period, seeing that they have already been granted options, but have not yet become shareholders, because of the design of the particular program (vesting periods). On the other hand, it ensures that the results will only be received by the Beneficiary if he remains of the Company and exercises his options, becoming an effective shareholder.

B Options granted under the Restricted Stock Option model may be exercised at the price of R$0.01, but are mandatorily linked to A Options. The exercise price is justified in so far that the B Options act an adjustment factor in the number of shares that the Beneficiary will have the right to acquire over the long term (and consequently the possible total capital gain that he will receive). And this necessarily depends on the initial disbursement referring to the A Options, adjusted in accordance with the performance of the Company, and therefore in accordance with the gains provided to its shareholders.

The amount corresponding to the Phantom Share corresponds to the average quote of the Company’s shares during 30 trading sessions of B3 S.A. – Brazil, Stock Exchange, OTC (current name of BM&FBOVESPA) prior to the options exercise date of the same Program (“Market Value”).

j) criteria for determining the option exercise period

Under the first 2012 Program Grant, A Options were available for exercising between May 1, 2013 and May 30, 2013 for executive officers and between May 1, 2014 and May 30, 2014 for all others. As mentioned above, this term was established as a way of retaining Beneficiary and evidence his commitment to the Company. For executive officers, B Options are divided into 3 annual lots, each of which is exercisable, respectively, as of August 20, 2014 and on the subsequent anniversaries of this date for a period of 30 days, after which they will be extinguished, and only at the ratio in which Beneficiary has previously exercised A Options. In all other cases, all the B Options were exercisable as of August 20, 2014, for an extinguishing period of 30 days, also only at the ration in which Beneficiary has previously exercised A Options. The vesting periods to exercise B Options are defined observing the same criteria and fundamentals described above in relation to Program 2011.

Under the second and third 2012 Program grants, the options of each Beneficiary were divided into 3 annual lots and 4 equal annual lots, respectively. For the second grant, the first lot is exercisable as of May 1, 2013, and the remaining lots, on the anniversary of this date. For the third grant, the first lot is exercisable as of 2014 and the remaining lots, on the anniversary of this date. The division of the options in lots meets the goals of linking the Beneficiary and aligning his or her short, medium and long term interest to those of the Company. The options of each annual lot may be exercised for a period of 10 years as of their vesting date, which will be reduced to 3 years should the Beneficiary fail to use the portion of the mandatory allocation of his or her bonus (only for the second grant). This 10-year period provides an opportunity for the Beneficiary to have a longer period to choose the best time to apply his or her resources to offset the effective allocation of his or her bonus.

Under the 2013 Program grant, A Options are exercisable between May 10, 2014 and May 30, 2014. As explained above, this period was established as a means of linking the Beneficiary to demonstrated commitment to the Company. B Options are divided into 3 annual lots, each of which is exercisable, respectively, as of May 10, 2015 and the subsequent anniversaries of this date, for a period of 30 days, after which they will be cancelled, and only in the proportion that the Beneficiary has previously exercised A Options. The vesting periods for B Options are established according to the same criteria and fundamentals described above regarding the 2011 Program second grant.

Under the first 2014 Program grant, A Options may be exercised from March 14, 2017, for an extinguishing period of 3 years. As mentioned above, this period was established to tie in the Beneficiary and as a demonstration of commitment to the Company. B Options may be exercised in the same period of A Options and in the proportion that the Beneficiary exercises A Options.

Under the second grant of the 2014 Program, A Options may be exercised between March 14, 2014 and May 30, 2015. As mentioned above, this period was established to tie in the Beneficiary and as a demonstration of commitment to the Company. Options B are divided into 3 annual lots, each one of them being exercisable respectively from May 1, 2016 and subsequent anniversaries of this date, for a period of 30 days, and only in the proportion that the Beneficiary has previously exercised the A options. The vesting periods for the exercise of B Options are fixed subject to the same criteria and fundamentals described above regarding the 2011 Program.

In 2015 and 2016 Programs, the Options may be exercised as of April 27, 2018, and April 11, 2019, respectively, for an extinguishing three-year period. As mentioned above, such term was established as a way of retaining Beneficiary and evidencing his commitment to the Company. The amounts corresponding to Phantom Shares are also valid for the same period and will be released to the extent and proportionally to the exercise of same Program Options.

In 2018, we launched the Program 2018, granted on March 8, 2018, options may be exercised as follows: 60% as of March 30, 2022; 20% as of March 30, 2023 and remaining 20% as of March 30, 2024.

k) method of settlement

In general, the shares corresponding to the options exercised by the Beneficiaries are issued, while the corresponding capital increase, always within the authorized capital limit, is ratified by the Board of Directors. The Company also uses the shares held in treasury to supply shares for options exercised.

Under the programs approved up to the date of this Reference Form, the general rule is that the exercise price be paid in cash, at the time of the subscription or purchase of the corresponding shares.

In the Phantom Shares model, no shares are issued nor treasury shares are transferred. The corresponding amount calculated is paid in cash.

l) restrictions on the transfer of shares

Under the first 2012 Program Grant, A Options could only be exercised in the period from May 1 to May 30, 3013 for executive officers and between May 1 and May 30, 2014 for all others. In all cases, there was no lock up period after the exercise of A Options, which were granted in 2012.

Under the 2013 Program Grant, the rule is similar: A Options could only be exercised in the period from May 10 to May 30, 2014 and, in this case, there was no lock up period after the exercise of A Options, which were granted in 2013.

For the 2014 Program, there is also no lock up period after the exercise of A Options. In the first grant, they may only be exercised from March 14, 2017, for a period of 3 years; and in the second grant, between March 14, 2014 and May 30, 2015.

The shares subscribed or acquired as a result of the exercising of the B Options are not subject to any lock-up date.

For 2015 and 2016 Programs also there is no lock-up period after Options exercise.

In 2018, we launched the Program 2018, granted on March 8, 2018, options may be exercised as follows: 60% as of March 30, 2022; 20% as of March 30, 2023 and remaining 20% as of March 30, 2024.

m) criteria and events which, when they occur, would result in the suspension, alteration or cancellation of the option plan

The Option Plans for 2008 may be altered or cancelled by the Board of Directors. Notwithstanding the powers of the Board of Directors, no decision may alter: (i) the limit of the number of shares which are purpose of the plan; and (ii) the rights and obligations acquired by the beneficiary, related to any existing options granted under Option Plan 2008.

Additionally, in the event of dissolution, transformation, incorporation, merger, spin-off or restructuring of the Company, under which the Company is not the remaining entity, or if it is a remaining entity, no longer has its shares traded on the stock exchange, the options may be transferred to the successor company, or have their vesting periods brought forward for exercising during a given period.

n) effects of manager leaving the Company’s bodies over his rights under the share-based compensation plan

Under the terms of Option Plans 2008, if a Beneficiary leaves the Company this will have the following effects on the options granted to him, depending on his reason for leaving: (i) if there is just cause for his dismissal, all the options not exercise will are cancelled; (ii) if there is no just cause for dismissal, or if the employee resigns voluntarily or opts to take retirement, the options already exercisable may be exercised within a period of 30 days, with the other options being cancelled; (iii) in the case of the death or permanent disability of the Beneficiary, all the options may be exercised by the Beneficiary or his successors within a period of 180 days. In all these cases, except for death or permanent disability, the restrictions on the transfer of shares applicable thereto shall remain in force.

The Board of Directors has the powers to determine the treatment to be given to B Options granted to the Beneficiary under Option Plan 2008, in the event of leaving at the behest of the Company, provided there is no just cause for dismissal. Under the Programs approved under the Restricted Stock Option model, the Board of Directors has established rules for exercising the B Options, in proportion to the period in which the Beneficiary remained in the carrying out of his functions at the Company and observing the other conditions for the exercising of the B Options contained in Option Plan 2008 and the respective Programs.

Also, on August 4, 2010, the Board of Directors decided to establish the possibility of bringing forward the vesting period for all the options that had been granted to members of the Statutory Executive Officers (but not any other beneficiary of the plan), for an exercise period of 180 days, whenever the corresponding director is dismissed, without any just cause, for a period of 1 year counting from the relevant “corporate events”. Such corporate events are as follows: (i) operations involving corporate reorganization of the Company in which its shareholders’ equity comes to represent less than 50% of the shareholders’ equity of the resulting company; (ii) the acquisition, by any person or group, of a stake equivalent to 30% or more of the Company's paid-up capital; (iii) the obligatory public offering of shares of the Company, under the terms of Brazilian Corporation Law or the regulations of Novo Mercado; and (iv) a voluntary public offering for the purchase of shares in the Company which results in the acquisition of the majority of its paid-up capital. With this, it is expected that the members of the Statutory Executive Officers will not be unduly prejudiced by virtue of the occurrence of a relevant corporate operation, preventing the options from being lost as a result of the operations, which could imply a change in control of the Company. Thus, with continuing expectations for the future exercising of the options, the alignment of the interests of the Beneficiaries is maintained, while retaining the best talents.

In meeting held on July 13, 2011, the Board of Directors deliberated to extent this possibility to any options granted or to be granted within the scope of the Plan to Statutory Officers and members of Board of Directors of the Company or its wholly-owned subsidiary Construtora Tenda S.A.

The possibility of anticipating the vesting period of the options, referred to in the paragraph above, shall also apply, in the event of the Company’s dissolution.

13.5. share-based compensation of the board of directors and statutory board of executive officers

2016	Board of Directors	Statutory Board of Executive Officers
Plans		2011	2012	2013	2014	2015	2016
b) Total No. of Members	0	6	5	5	5	5	5
c) No. of Compensated Members	0	6	5	5	5	5	5
d) In relation to each granting of stock options
Date of granting	n.a.	7/13/2011	8/20/2012	05/10/2013	03/14/2014	4/27/2015	4/11/2016
Number of options granted	n.a.	99,406 (A Options A + B	165,875 (Restricted Stock Options Program A+B Options) and 208,456 (Traditional Program)	139,762 (Restricted Stock Options Program A+B Options) and 87,332 (Traditional Program)	273,498 (Restricted Stock Options Program A+B Options)	171,537 Options and 61,738 Phantom Shares	163,936 Options and 84,803 Phantom Shares
Term for options to become exercisable	N/A	B Options - 4 years (0%, 30%, 30% and 40%)	Restricted Stock Options Programs: 9 months for A Options and 4 years (0%, 30%, 30%, 40%) for B Options Traditional Program: 3 years (50%, 30% and 20%)	A Options: 1 year B Options: 4 years (0%, 30%, 30%, 40%) Traditional Program: 4 years (25% p.a.)	A and B Options: 3 years	3 years	3 years
Maximum term to exercise the options	N/A	30 days	Restricted Stock Options Program: 30 days Traditional Program: 10 years	Restricted Stock Options Program: 1 year A Options and 30 days B Options Traditional Program: 10 years	A and B Options: 3 years	3 years	3 years
Share transfer lock-up period	N/A	A Options: 1 year B Options: none	N/A	N/A	N/A	N/A	N/A
Weighted average price to exercise each group of options
- outstanding at the beginning of the fiscal year	N/A	B Options: R$0.13	Restricted Stock Options Program: A Options: R$36.80 B Options: R$0.13 Traditional Program: R$36.80	Restricted Stock Options Program: A Options: R$54.59 B Options: R$0.13 Traditional Program: R$55.00	A Options: R$42.19 B Options: R$0.13	R$30.20	R$35.32
- lost during the fiscal year	N/A	N/A	N/A	N/A	N/A	N/A	N/A
- exercised during the fiscal year	N/A	R$0.13	R$0.13	R$0.13	N/A	N/A	N/A
- expired during the fiscal year	N/A	N/A	N/A	N/A	N/A	N/A	N/A
e) Options fair value on the grant date	N/A	A Options: R$103.93 B Options: R$0.13	Restricted Stock Options Program: A Options: R$36.80 B Options: R$0.13 Traditional Program: R$36.80	Restricted Stock Options Program: A Options: R$54.59 B Options: R$0.13 Traditional Program: R$55.00	A Options: R$42.19 B Options: R$0.13	R$30.20	R$35.32
f) Potential dilution in case of exercise of all options granted (1)	N/A	0.35%	1.32%	0.80%	0.97%	0.61%	0.58%

(1)    Dilution based on total shares on 12/31/2017 and excludes phantom shares since shares are not issued in this model

(2)    The number of options and options price were adjusted according with the reverse stock split of 03/23/2017, approved on 02/20/2017

2017	Board of Directors	Statutory Board of Executive Officers
Plans		2012	2013	2014	2015	2016
b) Total No. of Members	0	5	5	5	5	5
c) No. of Compensated Members	0	5	5	5	5	5
d) In relation to each grant of stock options
Grant date	N/A	8/20/2012	5/10/2013	3/14/2014	4/27/2015	4//112016
Number of options granted	N/A	165,875 (Restricted Stock Options Program A + B Options) and 208,456 (Traditional Program)	139,762 (Restricted Stock Program A + B Options) and 87,332 (Traditional Program)	273,498 (Restricted Stock Program A + B Options)	171,537 Options and 61,738 Phantom Shares	163,936 Options and 84,803 Phantom Shares
Term for options to become exercisable	N/A	Restricted Stock Options Program: 9 months for A Options and 4 years (0%, 30%, 30%, 40%) for B Options Traditional Program: 3 years (50%, 30% and 20%)	A Options: 1 year B Options: 4 years (0%, 30%, 30%, 40%) Traditional Program: 4 years (25% p.a.)	A and B Options: 3 years	3 years	3 years
Maximum term to exercise the options	N/A	Restricted Stock Options Program: 30 days Traditional Program: 10 years	Restricted Stock Options Program: 1 year A Options and 30 days B Options Traditional Program: 10 years	A and B Options: 3 years	3 years	3 years
Share transfer lock-up period	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average price to exercise each of the following groups of options
- outstanding at the beginning of the fiscal year	N/A	Restricted Stock Options Program: A Options: R$17.01 B Options: R$0.09 Traditional Program: R$17.01	Restricted Stock Options Program: A Options: R$28.29 B Options: R$0.09 Traditional Program: R$28.29	A Options: R$23.76 B Options: R$0.09	R$30.20	R$19.40
- lost during the fiscal year	N/A	N/A	N/A	N/A	N/A	N/A
- exercised during the fiscal year	N/A	R$0.09	R$0.09	A Options: R$23.76 B Options: R$0.09	N/A	N/A
- expired during the fiscal year	N/A	N/A	N/A	N/A	N/A	N/A
e) Options fair value on the grant date	N/A	Restricted Stock Options Program: A Options: R$17.01 B Options: R$0.09 Traditional Program: R$17.01	Restricted Stock Options Program: A Options: R$28.29 B Options: R$0.09 Traditional Program: R$28.29	A Options: R$23.76 B Options: R$0.09	R$16.16	R$19.40
f) Potential dilution in case of exercise of all options granted (1)	0.35%	1.32%	0.80%	0.97%	0.57%	0.54%

(1) Dilution based on total shares as at 12/31/2017 and excludes phantom shares since shares are not issued in this model

(2) The number of options and options price were adjusted according with the reverse stock split of 03/23/2017, approved on 02/20/2017 and adjustments deriving from Tenda spin-off, approved at the Board of Directors’ meeting of 05/09/2017.

(3) For the year 2017, there was no grant of Stock Option Programs

2018	Board of Directors	Statutory Board of Executive Officers
Plans		2013	2014	2015	2016	2018
b) Total No. of Members	0	1	2	2	2	6
c) No. of Compensated Members	0	1	2	2	2	6
d) In relation to each grant of stock options	N/A	N/A	N/A	N/A	N/A	N/A
Grant date	N/A	5/10/2013	3/14/2014	4/27/2015	4/11/2016	03/08/2018
Number of options granted	N/A	139,762 (Restricted Stock Options Program A + B Options) and 87,332 (Traditional Program)	273,498 (Restricted Stock Program A + B Options)	171,537 Options and 61,738 Phantom Shares	163,936 Options and 84,803 Phantom Shares	2,457,209 Options
Term for the options become exercisable	N/A	A Options: 1 year B Options: 4 years (0%, 30%, 30%, 40%) Traditional Program: 4 years (25% p.a.)	A and B Options: 3 years	3 years	3 years	4 years

Maximum term to exercise the options	N/A	Restricted Stock Options Program: 1 year A Options and 30 days B Options Traditional Program: 10 years	A and B Options: 3 years	3 years	3 years	4 years
Share transfer lock-up period	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average price to exercise each of the following groups of options
- outstanding at the beginning of the fiscal year	N/A	Restricted Stock Options Program: A Options: R$28.29 B Options: R$0.09 Traditional Program: R$28.29	A Options: R$23.76 B Options: R$0.09	R$30.20	R$19.40	R$ 15.00
- lost during the fiscal year	N/A	N/A	N/A	N/A	N/A	N/A
- exercised during the fiscal year	N/A	N/A	N/A	N/A	N/A	N/A
- expired during the fiscal year	N/A	N/A	N/A	N/A	N/A	N/A
e) Options fair value on the grant date	N/A	Restricted Stock Options Program: A Options: R$28.29 B Options: R$0.09 Traditional Program: R$28.29	A Options: R$23.76 B Options: R$0.09	R$16.16	R$19.40	R$15.00
f) Potential dilution in case of exercise of all options granted (1)	0.35%	0.80%	0.97%	0.57%	0.54%	0.40
(1) Dilution based on total shares as at 12/31/2017 and excludes phantom shares since shares are not issued in this model

Year 2019 – Estimated	Board of Directors	Statutory Board of Executive Officers
Plans		2014	2015	2016	2018	2019
b) Total No. of Members	0	5	5	5	5	6
c) No. of Compensated Members	0	5	5	5	5	5
d) In relation to each grant of stock options	N/A	N/A	N/A	N/A	N/A	N/A
Grant date	N/A	3/14/2014	4/27/2015	4/11/2016	03/08/2018	N/A
Number of options granted	N/A	273,498 (Restricted Stock Options Program A + B Options)	171,537 Options and 61,738 Phantom Shares	163,936 Options and 84,803 Phantom Shares	2,457,209 Options	N/A
Term for the options become exercisable	N/A	A and B Options: 3 years	3 years	3 years	4 years	N/A
Maximum term to exercise the options	N/A	A and B Options: 3 years	3 years	3 years	4 years	N/A
Share transfer lock-up period	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average price to exercise each of the following groups of options						N/A
- outstanding at the beginning of the fiscal year	N/A	A Options: R$23.76 B Options: R$0.09	R$30.20	R$19.40	R$ 15.00	N/A
- lost during the fiscal year	N/A	N/A	N/A	N/A	N/A	N/A
- exercised during the fiscal year	N/A	N/A	N/A	N/A	N/A	N/A
- expired during the fiscal year	N/A	N/A	N/A	N/A	N/A	N/A
e) Options fair value on the grant date	N/A	A Options: R$23.76 B Options: R$0.09	R$16.16	R$19.40	R$ 15.00	N/A
f) Potential dilution in case of exercise of all options granted (1)	0,35%	0.97%	0.57%	0.54%		N/A

(1)     Dilution based on total shares as at 12/31/2018 and excludes phantom shares since shares are not issued in this model

(2)     The number of options and options price were adjusted according with the reverse stock split of 03/23/2017, approved on 02/20/2017 and adjustments deriving from Tenda spin-off, approved at the Board of Directors’ meeting of 05/09/2017.

(3)     For the year 2017, there was no grant of Stock Option Programs

13.6. Information on outstanding options held by the board of directors and the statutory board of executive officers

Fiscal year of 2018	Board of Directors	Statutory Board of Executive Officers
Plans	-	2012	2013	2014	2015	2016	2018
b) No. of members	0	1	1	2	2	2	6
c) No. of Compensated Members	0	1	1	2	2	2	6
d) Options not yet exercisable
i) Number of shares	N/A	42,685 (Restricted Stock Options Program– B Options) and 19,287 (Traditional Program)	56,528 (Restricted Stock Options Program B Options) and 26,992 (Traditional Program)	273,498 (Restricted Stock Options Program A + B Options)	171,537 Options and 61,738 Phantom Shares	163,936 Options and 84,803 Phantom Shares	2,457,209 Options
ii) Date when options will become exercisable	N/A	05/01/2015	05/10/2015	03/14/2017	04/27/2018	04/11/2019	03/30/2022
		(Traditional Program - 20% of total volume of options granted)	(Traditional Program - 25% of total volume of options granted and 25% p.a. in subsequent anniversaries)
		08/20/2015	05/10/2015
		(Restricted Program– B Options – 30% and 40% in subsequent anniversaries)	(Restricted program– B Options – 30% and in subsequent anniversaries 30% and 40% of total granted)
iii) Maximum term to exercise the options	N/A	30 days (Restricted Program– B Options) and 10 years for options of the Traditional Program	Restricted Stock Options Program: 30 days B Options	3 years	3 years	3 years	4 years

Traditional Program: 10 years
iv) Share transfer lock-up period	N/A	N/A	N/A	N/A	N/A	N/A	N/A
v) Exercise weighted average price	N/A	R$17.01 (Traditional Program)	Restricted Stock Options Program:	A Options: R$23.76	R$ 16.16	R$ 19.40	R$ 15.00
		R$0.09 (B Options of the Restricted Program)	B Options: R$0.09	B Options: R$0.09

Traditional Program: R$28.29

vi) Options fair value on the last day of fiscal year	N/A	R$17.01 (Traditional Program)	Restricted Stock Options Program:	A Options: R$23.76	R$ 16.16	R$ 19.40	R$ 15.00
		R$0.09 (B Option of the Restricted Program)	B Options: R$0.09	B Options: R$0.09

Traditional Program: R$28.29
e) Options exercisable
i) quantity	N/A	69,732	17,995 (Traditional Program)	273,498 (Restricted Stock Options Program A + B options)	N/A	N/A	N/A
ii) Maximum term to exercise the options	N/A	10 years	10 years	3 years	3 years	3 years	4 years
iii) share transfer lock-up period	N/A	N/A	N/A	N/A	N/A	N/A	N/A
iv) exercise weighted average price	N/A	R$ 17.01	R$ 28.29	R$23.76 (A)	R$ 16.16	R$ 19.40	R$ 15.00
R$0.09 (B)
v) options fair value on the last day of fiscal year	N/A	R$ 17.01	R$ 28.29	R$23.76 (A)	R$ 16.16	R$ 19.40	R$ 15.00
R$0.09 (B)
vi) fair value of total options on the last day of fiscal year	N/A	R$ 17.01	R$ 28.29	R$23.76 (A)	R$ 16.16	R$ 19.40	R$ 15.00
R$0.09 (B)

13.7. THE OPTIONS EXERCISED AND SHARES DELIVERED REFERRING TO THE SHARE-BASED COMPENSATION OF THE BOARD OF DIRECTORS AND STATUTORY BOARD OF EXECUTIVE OFFICERS

Fiscal Year 2016	Board of Directors	Statutory Board of Executive Officers
Program (Year)	2012	2013
a)Total No. of Members	0	5	5
b) No. of Compensated Members	0	3	5
c) Regarding options exercised	-	-	-
i) number of shares	N/A	16,703	14,132
ii) weighted average exercise price	N/A	R$0.13	R$0.13
iii) total amount of difference between exercise value and market value of shares relating to the options exercised	N/A	415,937	352,425
d) In relation to shares delivered, inform (1)
i) number of shares	N/A	16,703	14,132
ii) weighted average purchase price	N/A	R$0.13	R$0.13
iii) total value of the difference between the purchase price and the market value of shares acquired	N/A	415,937	352,425

(1)    Under the model adopted by the Company all the shares exercised are delivered.

(2)     The number of options and options price were adjusted according with the reverse stock split of 03/23/2017, approved on 02/20/2017.

Fiscal year 2017	Board of Directors	Statutory Board of Executive Officers
Program (Year)	2013	2014
a)Total No. of Members	0	5	5
b) No. of Compensated Members	0	5	5
c) Regarding options exercised	-	-	-
i) number of shares	N/A	20,501	19,095
ii) weighted average exercise price	N/A	R$0.09	R$16.36
iii) total amount of difference between exercise value and market value of shares relating to the options exercised	N/A	417,605	78,290
d) In relation to shares delivered, inform (1)
i) number of shares	N/A	20,501	19,095
ii) weighted average purchase price	N/A	R$0.09	R$16.36
iii) total value of the difference between the purchase price and the market value of shares acquired	N/A	417,605	78,290

(1)    Under the model adopted by the Company all the shares exercised are delivered.

(2)    The number of options and options price were adjusted according with the reverse stock split of 03/23/2017, approved on 02/20/2017.

Fiscal Year 2018	Board of Directors	Statutory Board of Executive Officers
Program (Year)	2014	2015
a)Total No. of Members	0	5	2
b) No. of Compensated Members	0	5	2
c) Regarding options exercised	-	-	-
i) number of shares	N/A	10,412	6,907
ii) weighted average exercise price	N/A	R$0.09	R$16.16
iii) total amount of difference between exercise value and market value of shares relating to the options exercised	N/A	N/A	N/A
d) In relation to shares delivered, inform (1)
i) number of shares	N/A	10,412	6,907
ii) weighted average purchase price	N/A	R$0.09	R$16.16
iii) total value of the difference between the purchase price and the market value of shares acquired	N/A	N/A	N/A

(1)    Under the model adopted by the Company all the shares exercised are delivered.

(2)    The number of options and options price were adjusted according with the reverse stock split of 03/23/2017, approved on 02/20/2017.

13.8. Information required to understand the information disclosed in items 13.5 to 13.7 – pricing method for value of shares and options

Brief Description of the Formats for the Granting of Options

A. Traditional options in force (granted under Option Plan 2008, in the second and third granting of the 2012,  Program 2015, Program 2016 and Program 2018).

Under this traditional option granting model, the options granted to each beneficiary are divided into annual option lots, whose right to exercise is acquired annually (except for 2015 and 2016 Programs, where lot is single, with 3-year vesting period as of the Program’s date of approval).

Every year, the Beneficiary must earmark a minimum percentage of his annual bonus to the exercising of the option lot in force in order to be able to acquire the right to exercise options in subsequent lots (in order words, for the lots to be incorporated). If the bonus is not allocated to the exercising of options, the future lots (not yet incorporated) of all the Programs will are cancelled. Based on the partial exercising of options of a given incorporated lot, the Beneficiary has a period of 10 years to exercise his options partially or in full (except for Programs 2015 and 2016, where the maximum term to exercise the options is three years as of the expiration of the grace period). In the case of the Beneficiary not allocating his bonus in the manner required by the corresponding Program, this time limit is reduced to 3 years, in the case of the lots already incorporated.

B. Restricted Stock Options (granted under Option Plan 2008, in the 2011 Program, the second set of options granted under the 2011 Program II, the first set of options granted under the Program 2012, the Program 2013 and the Program 2014)

The options granted are divided into A Options and B Options. The lot of A Options is incorporated (that is to say, they become exercisable) over the short term, and is available for exercising during a brief period at an exercise price equivalent to the Market Value of the shares (except in the case of the 2014 Program, when A Options are available for exercise after 3 years of the grant and along with the B Options). The B Options have an exercise price equivalent to R$0.01 each and are divided into 3 annual lots, available for exercising within 2, 3 and 4 years counting from the date of granting, respectively. Exception to this rule is the first 2012 Program Grant, where B Options, vested in 2 years counted from the grant date, in the case of key employees; and in the 2014 Program first grant, destined to Officers, where B Options are released for exercise within 3 years as of the grant date, together with A Options, for 3-year extinguishing term.

The quantity of B Options available for exercise is determined by the following factors:

  Quantity of A options exercised, under the terms described in item 13.4 above; and
  Variation in the appreciation targets of Company's shares in the period counting from the date of granting to the date of affective exercising of the B Options (except for the 2014 Program, where the adjustment will be in the A Options, according to TSR.

Program 2018

After the four-year vesting period, the options can be fully or partially exercised, as follows: 60% as of March 30, 2022; 20% as of March 30, 2023 and remaining 20% as of March 30, 2024. The price defined for the Program 2018 was R$15.00.

a)    Pricing model

The models used by the Company for the pricing of the options granted to its managers and employees are of the binomial model for the traditional options and phantom shares and the Monte Carlo model for the format of the Restricted Stock Options.

Binomial Model

The model is based on the premise that the behavior of the share price in future periods can be approximated into two possible trajectories: one ascending and the other descending. In this way it is built on a “tree” of trajectories for the share price. The ascending factor and the descending factor are determined based on the volatility of the share and the interval of time between the steps of the “tree”. The trajectories for the share price are determined up to the expiry date.

Concurrently, the “tree” is also constructed representing the value of the option for each period. The value of the option is determined backwards, which is to say starting from maturity. At the end of period, it is the owner of the option's decision whether to exercise it or not.

Monte Carlo Model

The Monte Carlo simulation is a popular alternative method, which allows the incorporation of various sources of uncertainty. This method comprises the execution of a number of steps: (1) determining the processes of uncertainty and the generation of inputs based on a sample of the distributions of the entry variables, (2) the carrying out of mathematical operations with inputs so as to generate outputs, (3) repeating the previous steps n times, so as to obtain n outputs, and (4) through the results obtained, calculating statistical data, such as average and standard deviation.

The calculation algorithm for the Monte Carlo simulation consists of calculating the value of the option on its due- date for every trajectory, so as to obtain an average of the values. The value of the option at the starting time is given by the present value of the average found.

Bearing in mind that for the options granted under the Restricted Stock Option format, the quantity of B Options depends on the quantity of A Options exercised, as well as the application of a multiplier adjustment calculated as a function of the variation of the Appreciation targets for the Company's shares, the Monte Carlo method was adopted in the pricing of the options under the format mentioned.

b) data and assumptions used in the pricing model, including the weighted average share price, the exercise price, expected volatility, life of the option, expected dividends and risk-free interest rates

Date of calculation

According to Technical Pronouncement CPC 10, the options must be valued on their respective granting date (in this case, the date of the approval of the corresponding Program).

Weighted average share price

The price of the Company's shares considered as the basis for the calculation of the respective options, is Market Value based on the calculation of the exercise prices.

Exercise price

Traditional grants:

The exercise price for the options granted under the traditional format has been corrected in accordance with the variation in the IGP-M index, with interest of 3% to 6% a year added up to May 6, 2010. So as to incorporate this contractual condition, the exercise price has been corrected periodically during the binomial “tree”, so that at the moment of exercising, the value paid out refers to the corrected amount, up until the corresponding rules were applied.

The inflation index curve was obtained from the Reference Rates published by the BM&FBOVESPA S.A. – São Paulo Stock Exchange, having been interpolated for the respective due dates. The method adopted was linear interpolation.

Grants under the Restricted Stock Options format:

The exercise price for the options granted under the Restricted Stock Option format is: (i) calculated based on Market Value for A Options and (ii) R$0.01 for B Options, without monetary correction over time.

Grants in the Phantom Shares format:

An exercise price shall not apply to Phantom Shares, but in order to the cost of Program be recorded, the price of R$0.00 was considered in this model.

Expected volatility

For the calculation of expected volatility annualized standard deviation was used taking the natural logarithms of the historic daily variations in the Company's share price

Term of the option

Traditional grants:

For options granted following the traditional format, if the Beneficiaries allocate a percentage of their annual bonus for the acquisition of shares of a particular lot, the contractual period for the exercising of the options in this lot is 10 years counting from the date that the B Options become exercisable, in other words after their lock up period, which may vary according to the Program in question (except for 2015 and 2016 Program, where the maximum term to exercise the options is three years as of the expiration of grace period – the same treatment was given to the Phantom Shares). If a percentage of the bonus is not allocated, the lots already incorporated (that is to say, which are exercisable) will have a period of 3 to be exercised.

Options granted under the Restricted Stock Option format:

For these option grants, the life of the options was obtained based on the contractual period of the option lock up period (that is to say, based on the options that become available in the fiscal year), bearing in mind that under the Restricted Stock Option, format, the options are of the European type, that is to say exercisable only from a given date, and for a relatively short period. For more information referring to the life of options granted in accordance with the Restricted Stock Option format, see the other sub-items in Item 13.

Dividends expected (dividend yield)

The dividend yield represents the ratio between the dividend paid per share in a given period, and the price of the share in the market. This variable was calculated based on the historic distribution of dividends and interest on equity by the Company.

Risk-free interest rate

Risk-free interest rates were obtained with the Brazilian Central Bank and referred to the Selic (Special System for Settlement and Custody) rate on the respective option granting dates.

c) method used and the assumptions assumed to incorporate the expected effects of early exercise

It can be observed empirically that options are exercised by their owners before the end of the life of the option, in the case of traditional options. This behavior is due to various reasons, such as for example, personal liquidity requirements and the impossibility of hedge protection.

In this regard, the Company, so as to incorporate this peculiarity, adopts the assumption that the options will be exercised from the moment that the lots become exercisable, that is to say have been incorporated, following the end of the respective lock up period. In this way, the option life adopted in the calculations varies between 1 and 6 years, in accordance with the number of lots and the corresponding lock up period is in which the options are divided, seeing that the Beneficiaries may not exercise options of any type before the end of the lock up period. In addition to this, for option pricing purposes options exercised in advance as a result of the death or permanent disability of the Beneficiary, or corporate events, have not been considered.

d) calculation method of expected volatility

For the calculation of expected volatility, the annualized standard deviation has been used of the natural logarithms of the daily historic variations in the Company's share price.

e) if there is any other option characteristic that has been incorporated when measuring its fair value

Grace period (“vesting period”)

During the vesting period, options may not be exercised by the Beneficiaries. For options granted under the traditional format and phantom shares, this condition was included in the calculations with respect to options of the European type (which can only be exercised from a certain date) while they have not yet been incorporated After their incorporation, the options become of the American type (that is to say, exercisable at any moment until the cancellation date).

Lock-up period

Contractually speaking, for A Options granted under the Restricted Stock Option model there was a restriction that exists on the sale of shares acquired to the exercising of options. This restriction, also known as lock-up, varied between 1 and 2 years, in accordance with the specific conditions of each Program.

This restriction implies the reduction in the value of the shares for the Beneficiary considering that the shares are illiquid at the time of exercising the options. So as to take these characteristics into account, a discount has been applied due to lack of liquidity in the share price under the “protective put” method. According to this method, the value of a European type put option with a period equal to the lock up period is calculated, assuming volatility and interest rates free of risk identical to those used in each plan. The value arrived at for this put option is therefore divided by the value of the share price on the date of granting, so that there is a percentage discount. This discount is finally applied to the option, reducing its respective value.

This methodology is no longer applicable to the Conventional Programs, as, under the terms of the Meeting of the Board of Directors held on July 13, 2011, all restrictions for the transfer and sale were released from this date for the shares already acquired and shares that might be acquired, in such Programs.

13.9. interest in shares, quotas and other convertible securities, held by management and fiscal council members – by body

	12/31/2018
	Common Shares		Total Shares

Board of Directors	21,458,496	49.0731%	21,458,496	49.0731%
Fiscal Council	44,758	0.1024%	44,758	0.1024%

Total shares	21,503,254	49.1755%	21,503,254	49.1755%

13.10. Information on pension plan granted to members of the board of directors and statutory officers:

Not applicable, considering that no pension plans have been granted either to members of the Board of Directors and Statutory Executive Officers

13.11. maximum, minimum, and average compensation of the board of directors, statutory board of executive officers and fiscal council

	Statutory Board of Executive Officers			Board of Directors				Fiscal Council
	12/31/2018	12/31/2017	12/31/2016	12/31/2018	12/31/2017	12/31/2016	12/31/2018	12/31/2017	12/31/2016
Total No. of Members	5.00	5.17	5.00	5.50	7.00	7.00	2.5	3.00	3.00
No. of Compensated Members	5.00	5.17	5.00	5.50	7.00	7.00	2.5	3.00	3.00
Highest compensation (R$)	1,045,192	2,428,106.90	3,200,555.23	275,766	365,140.80	365,140.80	86,400	81,000.00	79,200.00
Lowest compensation (R$)	577,660	2,428,106.90	1,081,221.88	57,865	234,057.60	195,048.00	28,800	81,000.00	79,200.00
Average commpensation (R$)	865,162	1,485,096.94	2,109,274.53	241,085	290,236.11	282,712.79	87,983	81,000.00	78,686.70

Notes:
Statutory Board of Executive Officers
12/31/2018

The amounts reported above refer to fixed compensation, short-term variable compensation, benefits and long-term incentives, based on stock option programs of the Statutory Executive Officers (accounting cost).

1. Value of the highest compensation: it considers the highest annual individual compensation effectively received, considering all members, and the member with the highest compensation remained 12 months at the body.

2. Value of the lowest compensation: it considers the lowest annual individual compensation effectively received, only including the members who remained 12 months at the body, excluding those who remained for shorter period.

3. Average value of compensation: total compensation amount paid divided by the number informed of members in the period under consideration.

12/31/2017

The amounts reported above refer to fixed compensation, short-term variable compensation, benefits and long-term incentives, based on stock option programs of the Statutory Executive Officers (accounting cost).

1. Value of the highest compensation: it considers the highest annual individual compensation effectively received, considering all members, and the member with the highest compensation remained 12 months at the body.

2.  Value of the lowest compensation: it considers the lowest annual individual compensation effectively received, only including the members who remained 12 months at the body, excluding those who remained for shorter period.

3.  Average value of compensation: total compensation amount paid divided by the number informed of members in the period under consideration.

12/31/2016

The amounts reported above refer to fixed compensation, short-term variable compensation, benefits and long-term incentives, based on stock option programs of the Statutory Executive Officers (book cost).

1. Value of the highest compensation: it considers the highest annual individual compensation effectively received, considering all members, and the member with the highest compensation remained 12 months at the body.

2.  Value of the lowest compensation: it considers the lowest annual individual compensation effectively received, only including the members who remained 12 months at the body, excluding those who remained for shorter period.

3.  Average value of compensation: total compensation amount paid divided by the number informed of members in the period under consideration.

Board of Directors
12/31/2018

The amounts reported above refer to the fixed compensation of the Board of Directors.

1. Value of the highest compensation: it considers the highest annual individual compensation effectively received, considering all members, and the member with the highest compensation remained 12 months at the body.

2. Value of the lowest compensation: it considers the lowest annual individual compensation effectively received, only including the members who remained 12 months at the body, excluding those who remained for shorter period.

3. Average value of compensation: total compensation amount paid divided by the number informed of members in the period under consideration.

12/31/2017

The amounts reported above refer to the fixed compensation of the Board of Directors.

1. Value of the highest compensation: it considers the highest annual individual compensation effectively received, considering all members, and the member with the highest compensation remained 12 months at the body.

2. Value of the lowest compensation: it considers the lowest annual individual compensation effectively received, only including the members who remained 12 months at the body, excluding those who remained for shorter period.

3. Average value of compensation: total compensation amount paid divided by the number informed of members in the period under consideration.

12/31/2016

The amounts reported above refer to the fixed compensation of the Board of Directors.

1. Value of the highest compensation: it considers the highest annual individual compensation effectively received, considering all members, and the member with the highest compensation remained 12 months at the body.

2. Value of the lowest compensation: it considers the lowest annual individual compensation effectively received, only including the members who remained 12 months at the body, excluding those who remained for shorter period.

3. Average value of compensation: total compensation amount paid divided by the number informed of members in the period under consideration.

Fiscal Council
12/31/2018

The amounts reported above refer to the fixed compensation of the Fiscal Council.

1. Value of the highest compensation: it considers the highest annual individual compensation effectively received, considering all members, and the member with the highest compensation remained 12 months at the body.

2. Value of the lowest compensation: it considers the lowest annual individual compensation effectively received, only including the members who remained 12 months at the body, excluding those who remained for shorter period.

3. Average value of compensation: total compensation amount paid divided by the number informed of members in the period under consideration.

12/31/2017

The amounts reported above refer to the fixed compensation of the Fiscal Council.

1. Value of the highest compensation: it considers the highest annual individual compensation effectively received, considering all members, and the member with the highest compensation remained 12 months at the body.

2. Value of the lowest compensation: it considers the lowest annual individual compensation effectively received, only including the members who remained 12 months at the body, excluding those who remained for shorter period.

3. Average value of compensation: total compensation amount paid divided by the number informed of members in the period under consideration.

12/31/2016

The amounts reported above refer to the fixed compensation of the Fiscal Council.

1. Value of the highest compensation: it considers the highest annual individual compensation effectively received, considering all members, and the member with the highest compensation remained 12 months at the body.

2. Value of the lowest compensation: it considers the lowest annual individual compensation effectively received, only including the members who remained 12 months at the body, excluding those who remained for shorter period.

3. Average value of compensation: total compensation amount paid divided by the number informed of members in the period under consideration.

13.12. Mechanisms of compensation or indemnification for management in the event of removal from office or retirement

None.

13.13. Percentage of total compensation of management and members who are related parties to controlling shareholders

None.

13.14. compensation of management and members of the fiscal council, grouped by body, received for any reason rather than the position held by them:

None.

13.15. compensation of management and members of the fiscal council recognized in the results of direct or indirect controlling shareholders, company under the issuer’s common control and subsidiaries:

None.

13.16. other relevant information:

Long-term incentives as stock option grant

The values presented as long-term incentives, based on stock options programs and Phantom Shares start to reflect the book costs of the program(s) granted this year or estimated to be granted which will be amortized gradually during grace period, therefore presented in our financial statements. These amounts are calculated upon the grant through Binomial (traditional Stock Option and Phantom Shares Programs) and Monte Carlo (Restricted Stock Option Programs) pricing models and the costs calculated are amortized during its duration (usually 4 years). The amounts reported do not represent the gains earned by the beneficiaries.

** ** **

APPENDIX iii – REMOTE VOTING FORMS

DISTANCE VOTING BALLOT

Annual General Shareholders´ Meeting (AGM) - GAFISA S.A. to be held on 04/30/2019

Shareholder’s name
Shareholder’s CNPJ or CPF
E-mail

Instructions on how to cast your vote

This Bulletin of Distance Voting (the Bulletin), referring to the annual general shareholders´ meeting of Gafisa SA (Company), to be held on first call on April 30, 2019, at. 10:00 a.m, must be filled in if the shareholder chooses to exercise his/her distance voting rights, pursuant to article 121, sole paragraph, of Law 6,404 / 1976 (Brazilian Corporation Law) and CVM Instruction 481/2009 (the ICVM 481).

To do so, it is imperative that the shareholder fill in the above fields with their full name (or corporate name, if legal entity) and registration number with the Ministry of Finance, either in the CNPJ or in the CPF. Filling in the email address is recommended, although it is not required.

In order for this Bulletin to be considered valid and the votes cast thereon be counted as part of the quorum of the general meeting, (i) all the fields below must be duly filled out; (ii) all of its pages must be initialed by the shareholder; and (iii) at the end, the shareholder (or its legal representative, as the case may be) shall sign it.

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

The shareholder who elects to exercise his/her distance voting right may (i) fill out this Bulletin and send it directly to the Company; or (ii) transmit voting instructions to qualified service providers (pursuant to Article 21-B, item II, of ICVM 481), subject to the following guidelines:

Exercise of voting by service providers

The shareholder who elects to exercise his/her distance voting right through service providers (pursuant to article 21-B, item II, of ICVM 481) must transmit his voting instructions to his respective custodians, observing its procedures, which shall, in turn, forward such voting instructions to the Central Depository of B3 SA - Brasil, Bolsa, Balcão (the B3). To this end, shareholders should contact their custodians and verify the procedures established by them for issuing voting instructions through a bulletin, as well as the documents and information required by them.

Submission of the newsletter by the shareholder directly to the company

The shareholder who elects to exercise his/her distance voting right, by sending this Bulletin directly to the Company, shall send the following documents to the Companys head office, at the address indicated below:

(i) Printed copy of this Bulletin, duly completed, initialed and signed; and

(ii) Authenticated copy of the following documents:

(a) For Brazilian Citizens: photo ID.

(b) For legal entities: (1) the last consolidated bylaws or articles of incorporation and the corporate documents proving the legal representation of the shareholder; and (2) identity document with photo of legal representative.

(c) For Investment Funds: (1) the latest consolidated regulation of the fund; (2) status or bylaws of its administrator or manager, as the case may be, subject to the voting policy of the fund and corporate documents proving the powers of representation; and (3) identity document with photo of legal representative.

This Bulletin, accompanied by the required documentation, shall be considered valid only if received by the Company, in full order, until April 23, 2019, also. Bulletins received by the Company after this date will be disregarded.

Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company

This Bulletin and related documents must be sent to Avenida Nações Unidas, nº 8501, 19th floor, Pinheiros, São Paulo / SP, CEP 05425-070, to the attention of the Investor Relations Department.

Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

Itaú Corretora de Valores S.A.

Address: Avenida Brigadeiro Faria Lima 3,500, 3rd floor, CEP 04538-132, city and State of São Paulo

Email: atendimentoescrituracao@itau-unibanco.com.br

Telephone: +55 11 3003-9285 (capitals and metropolitan areas) / 0800 7209285 (other locations)

Business Hours: Business Days from 9 a.m. to 6 p.m.

Resolutions concerning the Annual General Shareholders´Meeting (AGM)
Simple Resolution 1. to receive the management accounts, examine, discuss and vote the financial statements regarding the fiscal year ended on December 31, 2018. [ ] Approve [ ] Reject [ ] Abstain
Simple Resolution 2. to fix the global monthly compensation to be paid to Company’s administrators in fiscal year 2019 [ ] Approve [ ] Reject [ ] Abstain

City: ________________________________________________________________________

Date: _______________________________________________________________________

Signature: ___________________________________________________________________

Shareholder’s Name: ___________________________________________________________

Phone Number:_______________________________________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 29, 2019

Gafisa S.A.

By:	/s/ Roberto Portella
Name: Roberto Portella Title: Chief Executive Officer